Filed Pursuant to Rule 424(b)(5)
Registration No. 333-172623

PROSPECTUS SUPPLEMENT

(to Prospectus dated March 14, 2011)

10,200,000 Shares

OCZ Technology Group, Inc.

Common Stock

We are offering 10,200,000 shares of our common stock. Our common stock is listed on the NASDAQ Capital Market under the symbol “OCZ.” On April 7, 2011, the last reported sale price of our common stock on the NASDAQ Capital Market was $9.42 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors” beginning on page S-10 of this prospectus supplement and in the documents incorporated by reference into this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$8.5000	$86,700,000
Underwriting Discounts and Commissions	$0.4503	$4,593,060
Proceeds to Us (Before Expenses)	$8.0497	$82,106,940

Delivery of the shares of common stock is expected to be made on or about April 13, 2011. We have granted the underwriters an option for a period of 30 days to purchase an aggregate of up to an additional 1,530,000 shares of our common stock solely to cover overallotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable will be $5,282,019, and the total proceeds to us, before expenses, will be $94,422,981.

Stifel Nicolaus Weisel	Needham & Company, LLC

Craig-Hallum Capital Group	Merriman Capital

Prospectus Supplement dated April 7, 2011

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and in any free writing prospectus that we have authorized for use in connection with this offering, is accurate only as of the date of those respective documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus that we have authorized for use in connection with this offering, in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections of this prospectus supplement entitled “Where You Can Find More Information” and “Information Incorporated by Reference.”

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated March 14, 2011, including the documents incorporated by reference therein, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the Securities and Exchange Commission, or SEC, before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, a document incorporated by reference in the accompanying prospectus—the statement in the document having the later date modifies or supersedes the earlier statement.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus supplement is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

Unless we have indicated otherwise or the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to “OCZ Technology Group,” “the Company,” “we,” “us” and “our” or similar terms refer to OCZ Technology Group, Inc. and its subsidiaries on a consolidated basis.

S-ii

INDUSTRY AND MARKET DATA

Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties, and industry and general publications. We have not independently verified any of the data from third party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about us, this offering and selected information contained elsewhere in or incorporated by reference into this prospectus supplement. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider carefully the more detailed information in this prospectus supplement and the accompanying prospectus, including the financial statements and other information incorporated by reference in this prospectus supplement and the accompanying prospectus, and the information included in any free writing prospectus that we have authorized for use in connection with this offering, including the information referred to under the heading “Risk Factors” in this prospectus supplement.

Unless we have indicated otherwise or the context otherwise requires, all references in this prospectus supplement and the accompanying prospectus to “OCZ,” the “Company,” “we,” “us” and “our” or similar terms refer to OCZ Technology Group, Inc. and its subsidiaries on a consolidated basis.

OCZ Technology Group, Inc.

Our Company

We are a leader in the design, manufacture and distribution of high-performance solid state drives, or SSDs. We focus primarily on three market segments: High-Performance and Server, Enterprise and Consumer.

•	High Performance and Server – Includes servers, workstations and high-performance computing devices primarily used in the enterprise and in specialized environments including technology and aviation
•	Enterprise – Includes data centers, cloud computing, enterprise computing devices and storage area networks
•	Consumer – Includes a broad array of consumer devices including PCs, laptops, tablets, gaming devices and mobile handsets

Our solutions provide high-performance SSDs to each of our focus market segments at competitive prices. We sell our SSDs and components directly to enterprise customers and original equipment manufacturers, or OEMs, through our direct sales force, and to other end customers through a channel of systems integrators, IT integrators and fulfillment and retail distributors, including many online retailers that are focused on technology.

Historically, we primarily focused on developing, manufacturing and selling high-performance DRAM memory modules to individual computing enthusiasts through catalog and online retail channels. As the market for SSDs began to develop over the last several years, we have shifted our focus to serve this emerging market as our primary focus. We believe that our strong R&D foundation in memory has provided a solid R&D platform and natural transition to develop our SSD capabilities, given the technological similarities between product categories. We began to implement a strategy to shift our focus towards the emerging SSD market in early 2009, which has resulted in our revenue mix shifting heavily towards SSDs, which became a majority of our business in 2010. In August 2010, we announced that we planned to deemphasize our legacy memory products by discontinuing certain low margin commodity DRAM module products. By February 28, 2011, the end of our fiscal year, we had discontinued our legacy memory products to focus on SSDs in accordance with our previously announced plans in January 2011. On March 25, 2011, we closed on our previously announced acquisition of Indilinx Co., Ltd., a leading fabless provider of flash controller silicon and software for SSDs.

In addition to our SSD product lines, we design, develop, manufacture and sell other high-performance components for computing devices and systems, including thermal management solutions, AC/DC switching power supplies, or PSUs, and computer gaming solutions for the consumer market. We offer our customers flexibility and customization by providing a broad array of solutions which are interoperable and can be configured alone or in combination to enable computers to operate faster and more reliably, efficiently and cost effectively. Through our diversified and global distribution channel, we offer more than 250 products to 340 customers, including leading online and offline retailers, OEMs and IT distributers.

Our Product Groups

We operate in a single industry segment and have three product groups, consisting of SSD, Memory and Power Supplies. The following table summarizes our revenues by product group, which are described in each of the subsequent product group segment discussions:

	Fiscal Year ended February 28,				Nine Months ended November 30, 2010
	2009		2010
	(Dollars in millions)
Revenues
SSD	$12.4	7.9%	$43.5	30.2%	$75.0	59.7%
Memory	99.1	63.6	71.5	49.7	33.9	27.0
PSU/Other	44.5	28.5	29.0	20.1	16.7	13.3

Total Revenues	$156.0	100.0%	$144.0	100.0%	$125.6	100.0%

Solid State Drives (SSD)

Our SSD products are primarily used in computers, servers, data storage systems and industrial equipment that require increased speed, lower power consumption or increased reliability. Our products are available with a variety of interfaces, the majority of which are PCIe, SATA and SAS, and also include PATA, USB, IE 1394 and mini PCIe. Our drives are manufactured in a variety of form factors, including 3.5 inch and 2.5 inch, as well as card based and external. Our SSD drives leverage our proprietary Virtual Controller Architecture, or VCA, and firmware, which enable us to differentiate our products by delivering high performance characteristics at a low cost by using commodity components.

Memory

By February 28, 2011, in accordance with our previously announced plans, we had discontinued our legacy memory products in order to allocate our resources to our SSD products. Our Memory product line consisted of DRAM memory modules utilizing a wide range of DRAM technologies from legacy DDR SDRAM (double data rate synchronous dynamic random access memory) to leading-edge high performance DDR3 SDRAM devices, the evolutionary improvements over DDR SDRAM. We expect to derive very little, if any, revenue from our legacy memory business in the future.

Power Supplies

We manufacture power supplies that are designed to power computers and industrial devices while maintaining interoperability with other system components, adhering to industry standards and increasing output efficiency through superior design. Our power supplies are designed to operate at higher temperatures and under more demanding internal conditions with stricter load regulation than is required under normal circumstances. Power supplies are sold under both the OCZ and PC Power & Cooling brands, and are able to address a wide range of applications from gaming to servers.

Industry Background

The worldwide market for SSDs is in very early stages, but continues to grow rapidly and is increasingly accepted as a mainstream storage device across broad market segments. The need for data storage has continued to grow rapidly in recent years due to the growth in the volume of data produced and shared as well as the increase in computing, networking and cloud architectures. Further, enterprises are increasingly dependent on their collection and analysis of data, which has placed increased demand on both higher performing and more reliable data storage devices. The high growth of devices accessing data across both Enterprise and Consumer segments has also increased the need for faster access to information.

SSDs have gained market acceptance across High-Performance and Server, Enterprise and Consumer markets recently, which had been dominated by traditional mechanical hard disk drives, or HDDs. As the benefits of deploying SSDs increase and outweigh the lower price benefits of HDDs, many segments of the market have rapidly shifted to adopt this new SSD technology. Historically, cost effectiveness on a per gigabyte basis limited the adoption of SSDs across all market segments. SSD manufacturers have increasingly incorporated the use of MLC and eMLC NAND flash memory, which has allowed manufacturers to lower their total bill of materials cost and price competitively with HDDs. MLC, or multi-level cell, is a memory element capable of using multiple levels of a cell to store information, as opposed to older SLC, or single-level cell memory. The use of multiple levels of a cell increases total usable capacity and decreases latency when accessing stored data. As the price per gigabyte of SSDs continues to decline and relative performance continues to improve, SSD adoption is expected to accelerate. According to IDC, the market for SSDs is expected to grow from $1.2 billion in 2009 to $7.5 billion in 2014, a compound annual growth rate of 44.3%.

Technological advancements and evolutionary trends have spurred the market adoption of SSDs. The major technological advancements have included the introduction of sophisticated tiering software in data storage systems, the advancement of controller and firmware technologies and the broadened mix of interface technologies addressable with SSDs. Tiering software has added intelligence to the datacenter and storage stack, allowing applications to automatically recognize and differentiate frequently used data from less frequently used data. Tiering allows for frequently used data to be directed towards SSDs, where rapid access is a principal requirement. This allows users to retrieve data and run applications with the lowest possible latency by leveraging the improved performance of SSDs to manage mission-critical functions. Secondly, advancements in controller and firmware have provided SSDs with many of the advanced features that define HDDs’ value proposition and critical features. These features include drive bootability, error correction and TRIM support. TRIM support is an active optimization used with SSDs where a drive can automatically wipe inactive data, boosting capacity and speed while preserving active data on the drive. Controller and firmware technology allows SSD manufacturers to enhance the performance characteristics of SSD components. Lastly, the broadened range of interfaces compatible with SSDs has increased adoption, particularly in the enterprise market. Common interfaces such as SAS, SATA and PCIe are expected to dominate enterprise SSD deployments in the future.

The OCZ Solution

We design, develop, manufacture and distribute a broad range of SSDs for the High-Performance and Server, Enterprise and Consumer markets. We believe our primary competitive advantages arise from our internal R&D expertise and the ability to capitalize on that expertise to develop differentiated solutions for our customers. This has enabled us to incorporate advanced functionality and capabilities and to develop and commercialize products that are optimized for our customers’ requirements quickly and efficiently. Our solutions offer key benefits to our customers including:

•

Broad spectrum of SSD solutions, interfaces and form factors – We have a broad array of SSD products that we market to High-Performance and Server, Enterprise and Consumer markets. Our products address the SSD requirements of customers including consumer electronics, workstations, servers and data storage. Our products are offered in a wide range of form factors and interfaces, including SAS, SATA and PCIe interfaces. In addition, we are one of the few SSD companies to own and vertically integrate commercialized controller technology with our acquisition of Indilinx.

•

Superior performance at lower price points – Our VCA and firmware incorporates proprietary technology and design to pool resources to create a “super controller.” This pooling of resources delivers an increase in raw performance beyond standard single-chip solutions and enables additional features not available on other multi-chip solutions. Our VCA supports a broad range of interfaces with minimal software porting. In addition, our acquisition of Indilinx provides proprietary controller technology and engineering resources which we intend to incorporate in a broader portion of our product line.

•

Compelling value proposition versus legacy HDDs – Our broad array of SSD products provides significant performance advantages as compared to HDDs, and our incorporation of MLC-based technology increases our ability to compete on price as well. Performance advantages of SSDs as compared to HDDs include increased reliability, less thermal emissions, up to 90% less power consumption, speeds that are 10x faster and improved durability.

•

Leading R&D capabilities – Our leading R&D expertise and superior design capabilities enable us to quickly launch new products with short introduction schedules compared to many of our competitors. We have had many disruptive product introductions, including the first bootable PCIe SSD, the first product line with comprehensive interface capabilities, including SATA, SAS, USB, FC, and PCIe, and the industry’s first optical HSDL product which provides high capacity I/O at high speeds. Our acquisition of Indilinx adds significant resources to our R&D team, increasing our R&D capabilities significantly.

•

Fully-integrated manufacturing provides visibility – We own, manage and fully-integrate all of our manufacturing, allowing us to provide a high degree of visibility to our customers, control the quality of products we deliver, and customize products to accommodate specific customer design requirements. Our acquisition of Indilinx will provide us further control of our supply chain and allow us to create customized controllers. In addition, we have an extensive distribution network through channel partners.

Indilinx Acquisition

On March 25, 2011, we closed on our previously announced acquisition of Indilinx Co., Ltd., a leading fabless provider of flash controller silicon and software for SSDs. Indilinx has supplied us with SSD controller technology, which we integrate in many of our SSDs, since 2009. Indilinx was founded in 2006 by a team from Samsung with significant expertise in flash technology. In addition to NAND flash memory, Indilinx’s product line also includes reference designs and software which enable the development and deployment of SSDs into enterprise, consumer, embedded, hybrid storage and industrial markets.

During the years ended December 31, 2010 and 2009, Indilinx had revenues (in Korean Won) of approximately 2.177 billion KRW and 8.510 billion KRW, respectively. Sales to OCZ for those periods amounted to approximately 0.48 billion KRW and 4.81 billion KRW, respectively. In 2008, Indilinx had revenues of 82.5 million KRW. Indilinx had a net loss of 4.075 billion KRW in 2010, net income of 1.465 billion KRW in 2009, and a net loss of 2.122 billion KRW in 2008. As of December 31, 2010, Indilinx had total assets of 11.6 billion KRW and stockholders equity of 6.1 billion KRW. Indilinx has historically prepared its financial statements in accordance with Korean GAAP, which differs from US GAAP. As a result, the foregoing numbers and the numbers in the next paragraph, are not indicative of what Indilinx’s results would have been had Indilinx prepared its financial statements in accordance with US GAAP.

Using the March 25, 2011 exchange rate of approximately 1,112 KRW to 1 US Dollar, the total Indilinx revenues for the three years ended December 31, 2010, 2009, and 2008 were approximately $2.0 million, $7.7 million, and $74,000, respectively. Sales to OCZ were approximately $436,000, or 22%, in 2010 and $4.3 million, or 57%, in 2009. Sales in 2008 were immaterial. Indilinx had a net loss of approximately $3.7 million in 2010, a net income of $1.3 million in 2009, and a net loss of $1.9 million in 2008. As of December 31, 2010, Indilinx had total assets of approximately $10.4 million and stockholders equity of approximately $5.5 million.

In 2010, we moved much of our controller supply from Indilinx to alternative vendors. This switch was due to a production delay at Indilinx that caused missed product release dates and delays in fulfilling demand. This delay was the primary contributor of Indilinx’s revenue decline from 2009 to 2010.

Indilinx supplies controllers for our Vertex, Z-drive and Colossus series of SSDs, and supplies controllers for our SSDs that are components of our customers’ end products. We will continue to produce, supply and support the Indilinx product line for current customers, which include other SSD manufacturers and OEMs on a global basis. We expect to benefit from Indilinx’s strong technology position and R&D capabilities. Indilinx has 20 awarded or filed patents related to its controller technology, and we expect to utilize this technology across a broader portion of our product line, including our enterprise SSD products. In addition to enhanced product capabilities through integrated controller functionality, we expect to improve our SSD product gross margins through vertical integration.

Indilinx is headquartered in Seoul, South Korea and has additional offices in Milpitas, California and Taipei, Taiwan. We have added approximately 45 employees through our Indilinx acquisition, the majority of which are R&D employees and located in South Korea. We expect to retain Indilinx’s employees, including Bumsoo Kim,

Founder and President of Indilinx and Hyun Mo Chung, Indilinx’s Chief Technology Officer who are now officers of OCZ. We have executed two-year employment contracts and non-compete agreements with key Indilinx employees.

The purchase price was $32.3 million which was paid in 4,160,630 shares of our common stock and $569,343 in cash.

Our Strategy

Our objective is to leverage our R&D expertise, design capabilities and advanced technology and IP to become the leading supplier of SSDs. The principal elements of our strategy are:

•

Capitalize on our early commercial leadership in SSDs – We have been an early innovator in the SSD market, and today we are among the largest pure-play SSD providers. We have built a strong brand through recognition of our numerous product awards, and have become a recognized leader in the SSD market. We intend to capitalize on this market leadership to further build our brand equity, deliver new products to our customers, increase market share and grow our revenues.

•

Extend R&D leadership and product development – Our heritage is in strong R&D capabilities, and we intend to continue to focus on that core capability. We have produced a strong set of leading SSD products that are a result of our R&D and design capabilities. We intend to further enhance and extend our product line through continued R&D.

•

Build our direct Enterprise and OEM customer relationships – We began selling memory and components through retail channels, which remain strong customers for our SSD products. Additionally, we have built a robust network of enterprise and OEM relationships, which have had strong adoption of our SSD products. We intend to strengthen these relationships and build additional relationships over time to increase our market share and drive our revenue growth.

•

Leverage our expanded manufacturing capacity to meet growing SSD demand – In the past, we were unable to fulfill all of the demand for our products. We recently expanded our manufacturing capabilities at our Taiwan facility and have reallocated capacity from our discontinued memory business to serve growing SSD demand. We intend to leverage this increased capacity to meet the strong demand for our products.

•

Strengthen our capital base to increase revenue and margin – We intend to strengthen our capital base by increasing our working capital, which will provide the necessary resources to allow us to fulfill current demand for our products. In addition to growing revenue by more efficiently fulfilling orders, increased working capital will provide the flexibility to source flash memory more efficiently by buying in quantity and directly from flash manufacturers at more attractive prices rather than relying on resellers, which should allow us to increase our gross margins.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary, that primarily represent challenges we face in connection with the successful implementation of our strategy and the growth of our business. We compete in rapidly evolving markets and have a limited operating history in the SSD market, which make it difficult to predict our future operating results. We have also had a history of losses and negative cash flow from operations. In addition, we expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance. Such factors include the capital spending patterns of our customers, the future adoption of SSDs, competition, our ability to develop new products or enhancements that support technological advances and meet changing customer requirements and our ability to achieve market acceptance of our products.

Corporate Information

We were founded in 2002. Our common stock is listed on the NASDAQ Capital Market under the symbol “OCZ.” Our principal executive offices are located at 6373 San Ignacio Avenue, San Jose, California 95119, and

our telephone number is (408) 733-8400. As of February 28, 2011, we had 422 employees. Our website address is www.ocztechnology.com. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through, our website as part of this prospectus. OCZ®, the OCZ logo design and other trademarks or service marks of OCZ appearing in this prospectus are the property of OCZ. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

The Offering

Issuer	OCZ Technology Group, Inc.

Common stock offered by us	10,200,000 shares

Common stock to be outstanding after this offering	49,764,538 shares

Use of Proceeds

We estimate the net proceeds to us from this offering will be approximately $81.3 million. We intend to use the net proceeds to us from this offering for general corporate purposes. See “Use of Proceeds.”

Risk Factors

You should carefully read and consider the information under “Risk Factors,” together with all of the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus, before deciding to invest in our common stock.

NASDAQ Capital Market Listing

Our common stock is listed on the NASDAQ Capital Market under the symbol “OCZ.”

Outstanding Common Stock

The number of shares of our common stock to be outstanding immediately after this offering is based on 39,564,538 shares outstanding as of March 25, 2011, which includes an aggregate of 4,160,630 shares issued in the Indilinx acquisition on March 25, 2011, and excludes as of that date:

•	4,010,998 shares of our common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $4.05 per share;
•	4,387,604 shares of our common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $5.03 per share; and
•	1,999,811 shares of our common stock available as of that date for future grant or issuance pursuant to our stock plans.

Except as otherwise indicated, all information in the prospectus supplement assumes no exercise by the underwriters of their overallotment option.

Summary Financial Information

The information set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the fiscal year ended February 28, 2010, which is incorporated herein by reference.

The consolidated statements of operations data for the fiscal years ended February 29, 2008, February 28, 2009 and February 28, 2010 have been derived from the audited consolidated financial statements and related notes that are incorporated herein by reference in this prospectus supplement. The consolidated statements of operations data for the nine months ended November 30, 2009 and 2010 and the balance sheet data as of November 30, 2010 have been derived from the unaudited consolidated financial statements and related notes that are incorporated herein by reference in this prospectus supplement. The consolidated financial statements as of and for the nine months ended November 30, 2009 and 2010 are unaudited but include in management’s opinion all adjustments that are necessary for a fair presentation of the information presented. The results of operations for the nine months ended November 30, 2010 are not necessarily indicative of results that can be expected for the fiscal year ended February 28, 2011 or any subsequent period.

The as adjusted balance sheet data gives effect to this offering and the application of the net proceeds therefrom as set forth under “Use of Proceeds.” The as adjusted balance sheet data does not give effect to our recently completed acquisition of Indilinx.

	For the year ended February 28/29,			For the nine months ended November 30,
	2008	2009	2010	2009	2010
	(Dollars in thousands, except per share data)
Statement of Operations
Revenue	$118,352	$155,982	$143,959	$111,591	$125,550
Cost of revenues	95,419	136,191	125,303	95,178	112,105

Gross profit	22,933	19,791	18,656	16,413	13,445

Operating Expenses
Sales and marketing	9,125	11,401	10,249	7,727	11,140
Research and development	1,570	2,575	5,331	4,023	5,172
General, administrative and operations	11,704	16,709	14,711	11,214	13,679
Impairment of goodwill and intangible assets	—	—	911	—	—

Total operating expenses	22,399	30,685	31,202	22,964	29,991

Operating Income (loss)	534	(10,894)	(12,546)	(6,551)	(16,546)

Other (expense) income	256	(169)	727	669	(112)
Interest and financing expense	(289)	(600)	(1,716)	(1,148)	(2,020)

Interest and other income (expense) – net	(33)	(769)	(989)	(479)	(2,132)
Adjustment to the fair value of common stock warrants	—	—	—	—	(1,236)

Income (loss) before income taxes	501	(11,663)	(13,535)	(7,030)	(19,914)
Income tax expense (benefit)	(936)	61	(1)	(1)	861

Net income (loss)	$1,437	$(11,724)	$(13,534)	$(7,029)	$(20,775)

Net income (loss) per share
Basic	$0.07	$(0.56)	$(0.64)	$(0.33)	$(0.78)
Diluted	$0.07	$(0.56)	$(0.64)	$(0.33)	$(0.78)

Share used in per share computation
Basic	19,800	21,000	21,300	21,300	26,800
Diluted	20,400	21,000	21,300	21,300	26,800

	As of November 30, 2010
	Actual	As Adjusted
	(Dollars in thousands)
Balance Sheet
Cash and cash equivalents	$20,103	$101,368
Total assets	83,010	164,275
Total debt	15,437	15,437
Total stockholders’ equity	19,346	101,453

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

We are subject to the cyclical nature of the markets in which we compete and a continued downturn could adversely affect our business.

The markets in which we compete, including SSDs, flash, thermal management and power supply markets, are highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. These markets have experienced significant downturns often connected with, or in anticipation of, maturing product cycles of both manufacturers’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

Our historical operating results have been subject to substantial fluctuations and we may experience substantial period-to-period fluctuations in future operating results. A downturn in these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations. Moreover, changes in end-user demand for the products sold by any individual customer can have a rapid and disproportionate effect on demand for our products from that customer in any given period, particularly if the customer has accumulated excess inventories of products purchased from us. Our net sales and results of operations could be materially and adversely affected in the future due to changes in demand from individual customers or cyclical changes in the industries utilizing our products.

We have experienced quarterly and annual losses in the past and may experience losses in the future.

We have experienced losses on a quarterly and annual basis in the past. We have expended, and will continue to expend, substantial funds to pursue engineering, research and development projects, enhance sales and marketing efforts and otherwise operate our business. We may not be profitable on a quarterly or annual basis in the future.

Sales to a limited number of customers represent a significant portion of our net sales, and the loss of any key customer would materially harm our business.

Our dependence on a limited number of customers means that the loss of a major customer or any reduction in orders by a major customer would materially reduce our net sales and adversely affect our results of operations. We expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. However, these customers or our other customers may not use our products at current levels in the future, if at all. We have no firm, long-term volume commitments from any of our major customers and we generally enter into individual purchase orders with our customers, in certain cases under master agreements that govern the terms and conditions of the relationship. We have experienced cancellations of orders and fluctuations in order levels from period to period and expect that we will continue to experience such cancellations and fluctuations in the future. Customer purchase orders may be cancelled and order volume levels can be changed, cancelled or delayed with limited or no penalties. We may not be able to replace cancelled, delayed or reduced purchase orders with new orders.

For our fiscal years ended February 28, 2010, February 28, 2009 and February 29, 2008, our ten largest customers accounted for 51%, 49% and 47% of net sales, respectively. For our fiscal years ended February 28, 2010, February 28, 2009 and February 29, 2008, NewEgg accounted for 19%, 19% and 12% of our net sales, respectively. For the nine months ended November 30, 2010, November 30, 2009 and November 30, 2008, our ten largest customers accounted for 52%, 50% and 49% of net sales, respectively. For the nine months ended November 30, 2010, November 30, 2009 and November 30, 2008, NewEgg accounted for 19%, 18% and 18% of our net sales, respectively. During each of the foregoing periods, no other customers accounted for more than 10% of our net sales.

Our dependence on a small number of suppliers for components, including integrated circuit devices, and inability to obtain a sufficient supply of these components on a timely basis could harm our ability to fulfill orders and therefore materially harm our business.

Typically, integrated circuit, or “IC”, devices represent a significant majority of our component costs for our SSD products. We are dependent on a small number of suppliers that supply key components used in the manufacture of our products. Since we have no long-term supply contracts, our suppliers may not supply the quantities of components we may need to meet our production goals. Samsung, Toshiba and Intel currently supply substantially all of the IC devices used in our Flash memory products.

Additionally, because of constraints on working capital, we have delayed payments to a number of vendors which could have an adverse effect on our ability to source product. Moreover, from time to time, our industry experiences shortages in IC devices and foundry services which have resulted in foundries putting their customers, ourselves included, on component allocation. While to date neither delayed payment nor component shortages has disrupted our business in a material way, in the future, we may not be able to obtain the materials that we need to fill orders in a timely manner or at competitive prices. As a result, our reputation could be harmed, we may lose business from our customers, our revenues may decline, and we may lose market share to our competitors.

Our customers are primarily in the computing markets and fluctuations in demand in these markets may adversely affect sales of our products.

Sales of our products are dependent upon demand in the computing markets. We may experience substantial period-to-period fluctuations in future operating results due to factors affecting the computing markets. From time to time, these markets have experienced downturns, often in connection with, or in anticipation of, declines in general economic conditions. A decline or significant shortfall in demand in any one of these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations.

Customer demand is difficult to accurately forecast and, as a result, we may be unable to optimally match production to customer demand.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer’s future requirements. The short-term nature of commitments by many of our customers and the possibility of unexpected changes in demand for their products reduces our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can challenge our resources and can reduce margins. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the markets in which our customers compete can, and have, caused our customers to significantly reduce the amount of products ordered from us or to cancel existing orders leading to lower-utilization of our facilities. Because many of our costs and operating expenses are relatively fixed, reduction in customer demand would have an adverse effect on our gross margins, operating income and cash flow.

During an industry downturn, there is also a higher risk that our trade receivables would be uncollectible, which would be materially adverse to our cash flow and business.

Order cancellations or reductions, product returns and product obsolescence could result in substantial inventory write-downs.

To the extent we manufacture products in anticipation of future demand that does not materialize, or in the event a customer cancels or reduces outstanding orders, we could experience an unanticipated increase in our inventory. Slowing demand for our products may lead to product returns which would also increase our inventory. In the past, we have had to write-down inventory due to obsolescence, excess quantities and declines in market value below our costs.

We may be less competitive if we fail to develop new or enhanced products and introduce them in a timely manner.

The markets in which we compete are subject to rapid technological change, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to successfully compete in these markets and to continue to grow our business depends in significant part upon our ability to develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to anticipate and respond to changing customer requirements. In the past, we have had revenue fluctuations in our Indilinx product revenue due to product delays, and similar delays could occur again in the future.

The markets for our products are characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could significantly reduce our net sales for a substantial period, which would have a material adverse effect on our business, financial condition and results of operations.

We have experienced, and may in the future experience, delays in the development and introduction of new products. These delays could provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Defects or errors found in our products after commencement of commercial shipment could result in delays in market acceptance of these products. Lack of market acceptance for our new products will jeopardize our ability to recoup research and development expenditures, hurt our reputation and harm our business, financial condition and results of operations. Accordingly, our future product development efforts may not result in future profitability or market acceptance.

The markets in which we compete are constantly evolving and competitive, and we may not have rights to manufacture and sell certain types of products utilizing emerging formats, or we may be required to pay a royalty to sell products utilizing these formats.

The markets in which we compete are constantly undergoing rapid technological change and evolving industry standards. For example, many consumer devices, such as digital cameras, PDAs and smartphones, are transitioning to emerging flash memory formats, such as the Memory Stick and xD Picture Card formats, which we do not currently manufacture and do not have rights to manufacture, and which could result in a decline in demand, on a relative basis, for other products that we manufacture such as CompactFlash and secured digital USB drives. If we decide to manufacture products utilizing emerging formats such as those mentioned, we will be required to secure licenses to give us the right to manufacture such products which may not be available at reasonable rates or at all. If we are not able to supply formats at competitive prices or if we were to have product shortages, our net sales could be adversely impacted and our customers would likely cancel orders or seek other suppliers to replace us.

Our growth strategy includes expanding our presence in the SSD market which is highly competitive.

The SSD market is highly competitive. Certain of our competitors are more diversified than us and may be able to sustain lower operating margins in their SSD business based on the profitability of their other businesses. We expect competition in this market to increase as existing manufacturers introduce new products and process technologies, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price products to increase market share. We only have limited experience competing in this market. Our growth strategy includes expanding our presence in this market, and we may not be successful in doing so.

The market for enterprise Flash-based SSD products is relatively new and evolving, which makes it difficult to forecast end user adoption rates and customer demand for our products.

The enterprise Flash-based SSD market is new and rapidly evolving. As a result, we may encounter risks and uncertainties related to our business and future prospects. It is difficult to predict, with any precision, end user adoption rates, customer demand for our products or the future growth rate and size of this market. The rapidly evolving nature of the markets in which we sell our products, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future outlook and forecast quarterly or annual performance. Furthermore, our ability to predict future sales is limited and our SSD product may never reach mass adoption.

Industry consolidation could adversely affect our business by reducing the number of our potential significant customers and increasing our reliance on our existing key customers.

Many significant participants in our customers’ industries are merging and consolidating as a result of competitive pressures and we expect this trend to continue. Consolidation will likely decrease the number of potential significant customers for our products and services. Fewer significant customers will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and profit margins. Consolidation in some of our customers’ industries may result in increased customer concentration and the potential loss of customers. The loss of, or a reduced role with, key customers due to industry consolidation could negatively impact our business.

We may make acquisitions that involve numerous risks. If we are not successful in integrating an acquisition, our operations may be adversely affected.

As part of our business and growth strategy, we expect to acquire or make significant investments in businesses, products or technologies that allow us to complement our existing product offering, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. For example in 2007, we acquired PC Power and Cooling, Inc., a producer of PC thermal management products, and substantially all the assets of Silicon Data Inc., doing business as Hypersonic PC Systems, a manufacturer of boutique high performance gaming PCs and laptops. We stopped the manufacture and sale of certain Hypersonic PC products in our fiscal year ended February 28, 2010. On March 25, 2011, we acquired Indilinx Co., Ltd, a privately held fabless provider of flash controller silicon and software for SSDs. Acquisitions or investments expose us to the risks commonly encountered in acquisitions of businesses, including, among others:

•	lower than anticipated sales and profitability;
•	problems integrating the purchased operations, technologies or products;
•	costs associated with the acquisition;
•	negative effects on profitability resulting from the acquisition;
•	adverse effects on existing business relationships with suppliers and customers;
•	risks associated with entering markets in which we have no or limited prior experience;
•	loss of key employees of the acquired business; and
•	litigation arising from the acquired company’s operations before the acquisition.

Our inability to overcome problems encountered in connection with any acquisition could divert the attention of management from other strategic opportunities and operational matters, utilize scarce corporate resources and otherwise harm our business. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms or realize the anticipated benefits of any acquisitions we do undertake.

We may make acquisitions that are dilutive to existing stockholders, result in unanticipated accounting charges or otherwise adversely affect our results of operations.

We may grow our business through business combinations or other acquisitions of businesses, products or technologies that allow us to complement our existing product offerings, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. If we make any future acquisitions, we could issue stock that would dilute our stockholders’ percentage ownership, incur substantial debt, reduce our cash reserves or assume contingent liabilities. Furthermore, acquisitions may require material charges and could result in adverse tax consequences, substantial depreciation, deferred compensation charges, in-process research and development charges, the amortization of amounts related to deferred compensation and identifiable purchased intangible assets or impairment of goodwill, any of which could negatively impact our results of operations.

We may not be able to maintain or improve our competitive position because of the intense competition in the markets we serve.

We conduct business in markets characterized by intense competition, rapid technological change, constant price pressures and evolving industry standards. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular industry standard or competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price.

We compete against global technology vendors such as Intel Corporation and Samsung Electronics Co., Ltd. Our primary competitors in the solid state storage maker industry include Fusion-io, Inc., Pliant Technology, SMART Modular Technologies Inc., and STEC, Inc. Our primary competitors in the specialized power supply chassis and cooling manufacturing industry include Antec, Inc., Thermaltake Technology Inc. USA and Enermax Technology Corporation. We currently compete or may compete with, among others, Hitachi, Ltd., Micron Technology, Inc., SanDisk Corporation, Seagate Technology, Toshiba, and Western Digital.

We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets with similar or alternative products, which may be less costly or provide additional features. In the PC market in Asia, we expect to face increasing competition from local competitors such as A-DATA Technology Co., Ltd. and GSkill International Enterprise. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. In addition, some of our significant suppliers, including Samsung Electronics Co., Ltd., Infineon Technologies AG and Micron Technology, Inc., are also our competitors, many of whom have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. Competition may also arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We expect that our competitors will continue to improve the performance of their current products, reduce their prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products. In addition, our competitors may develop enhancements to, or future generations of, competitive products that may render our technology or products obsolete or uncompetitive.

The future growth of our OEM-focused products is dependent on achieving design wins into commercially successful OEM systems and the failure to achieve design wins or of OEM customers to incorporate our products in their systems could adversely affect our operating results and prospects.

We rely on OEMs to select our OEM-focused products to be designed into their systems, which we refer to as a design win. We often incur significant expenditures in the development of a new product without any assurance that an OEM will select our product for design into its system. Additionally, in some instances, we may be dependent on third parties to obtain or provide information that we need to achieve a design win. Some of these third parties may not supply this information to us on a timely basis, if at all. Furthermore, even if an OEM designs one of our products into its system, we cannot be assured that its product will be commercially successful or that we will receive any net sales as a result of that design win. Our OEM customers are typically not obligated to purchase our products and can choose at any time to stop using our products if their own systems are not commercially successful, if they decide to pursue other systems strategies, or for any other reason. If we are unable to achieve design wins or if our OEM customers’ systems incorporating our products are not commercially successful, our net sales would suffer.

Our future success is dependent on our ability to retain key personnel, including our executive officers, and attract qualified personnel. If we lose the services of these individuals or are unable to attract new talent, our business will be adversely affected.

Our future operating results depend in significant part upon the continued contributions of our key technical and senior management personnel, many of whom would be difficult to replace. We are particularly dependent on the continued service of Ryan M. Petersen, our Chief Executive Officer, Arthur F. Knapp, our Chief Financial Officer, Alex Mei, our Chief Marketing Officer, Bumsoo Kim, our President Semiconductor Division and Chief Executive Officer and President of Indilinx, and Hyun Mo Chung, our Senior Vice President of R&D and Chief Technology Officer of Indilinx. Our future operating results also depend in significant part upon our ability to attract, train and retain qualified management, manufacturing and quality assurance, engineering, marketing, sales and support personnel. We are continually recruiting such personnel. However, competition for such personnel is intense, and we may not be successful in attracting, training or retaining such personnel now or in the future. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for us to hire such persons over time. The loss of any key employee, the failure of any key employee to perform in his or her current position, our inability to attract, train and retain skilled employees as needed or the inability of our officers and key employees to expand, train and manage our employee base could materially and adversely affect our business, financial condition and results of operations.

We have and will continue to incur increased costs as a result of being a U.S. publicly-reporting company.

We have incurred, and will continue to face, increased legal, accounting, administrative and other costs as a result of being a publicly-reporting company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Public Company Accounting Oversight Board, have required changes in the corporate governance practices of public companies. In July 2010, the Dodd-Frank Wall Street Reform and Protection Act, or the Dodd Frank Act, was enacted. There are significant corporate governance and executive compensation-related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas. We expect these rules and regulations to increase our legal and financial compliance costs, to make legal, accounting and administrative activities more time-consuming and costly and to result in a diversion of management’s time from our other business activities. We have also incurred substantially higher costs to obtain directors’ and officers’ insurance. In addition, as we gain experience with the costs associated with being a publicly-reporting company, we may identify and incur additional overhead costs.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to report our financial results accurately or detect fraud, which could harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. Beginning with our fiscal year ended February 28, 2011, we are required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls including collusion, management override, and failure of human judgment. Because of this, control procedures are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud and it could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our share price.

Our indemnification obligations to our customers and suppliers for product defects and adverse decisions in lawsuits relating to product performance issues could require us to pay substantial damages.

A number of our product sales and product purchase agreements provide that we will defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from product warranty claims or claims for injury or damage resulting from defects in our products. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not be adequate to cover all or any part of the claims asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could substantially harm our business, financial condition and results of operations.

We may also be subject to lawsuits from customers and consumers relating to product defects and performance issues. For example, on March 24, 2011, a purported class action suit was filed in the United States District Court for the Northern District of California San Jose Division alleging that certain of our SSDs sold on or after January 1, 2011 did not meet certain performance criteria and as a result we engaged in certain deceptive practices and violated various laws. Among other things, the suit seeks unspecified actual and compensatory damages, as well as punitive damages, restitution, disgorgement and injunctive and other equitable relief. We believe that the lawsuit has no merit and we intend to vigorously defend against this litigation. An adverse decision in this or other litigation could materially harm our business, financial condition and results of operations.

Our operations in the United States and foreign countries are subject to political and economic risks, which could have a material adverse effect on our business and operating results.

Our financial success may be sensitive to adverse changes in general political and economic conditions in the United States such as changes in regulatory requirements, taxes, recession, inflation, unemployment and interest rates. Such changing conditions could reduce demand in the marketplace for our products or increase the costs involved for us to manufacture our products.

Sales outside of the United States accounted for approximately 57% of net sales for the fiscal year ended February 28, 2010. Sales outside of the United States accounted for approximately 61% and 63% of net sales in fiscal years ended February 28, 2009 and February 29, 2008, respectively. Sales outside of the United States accounted for approximately 61%, 58% and 63% of net sales for the nine months ended November 30, 2010, November 30, 2009 and November 30, 2008, respectively. We anticipate that international sales will continue to constitute a meaningful percentage of our total net sales in future periods. In addition, a significant portion of our design and manufacturing is performed at our facilities in Taiwan. As a result, our operations may be subject to certain risks, including changes in regulatory requirements, tariffs and other barriers, increased price pressure, timing and availability of export licenses, difficulties in accounts receivable collections, difficulties in protecting our intellectual property, natural disasters, difficulties in staffing and managing foreign operations, difficulties in managing distributors, difficulties in obtaining governmental approvals for products that may require certification, restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties, potentially adverse tax consequences and uncertainties relative to regional, political and economic circumstances.

We are also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Some of our customers’ purchase orders and agreements are governed by foreign laws, which often differ significantly from those of the United States. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded. These factors may have a material adverse effect on our business, financial condition and results of operations.

Our inability to effectively manage our operations in foreign countries could harm our operating results.

A significant portion of our design and manufacturing operations are carried out outside of the United States at our foreign facilities. Further, international sales have accounted for a significant portion of our overall sales. In some of the countries in which we operate or sell our products, it is difficult to recruit, employ and retain qualified personnel to manage and oversee our local operations, sales and other activities. Further, given our executive officers’ existing managerial burdens, their lack of physical proximity to the activities being managed and the inherent limitations of cross-border information flow, our executive officers who reside in the United

States may be unable to effectively oversee the day-to-day management of our foreign subsidiaries and operations. The inability of or failure by our domestic and international management to effectively and efficiently manage our overseas operations could have a negative impact on our business and adversely affect our operating results.

Worldwide economic and political conditions may adversely affect demand for our products.

The current economic slowdown in the United States and worldwide has adversely affected and may continue to adversely affect demand for our products. Another decline in the worldwide computing markets or a future decline in economic conditions or consumer confidence in any significant geographic area would likely decrease the overall demand for our products, which could have a material adverse effect on us. For example, a decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.

The occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products.

In addition, terrorist attacks may negatively affect our operations directly or indirectly and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, ultimately affecting our sales.

Also as a result of terrorism, the United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales, our supply chain and our ability to deliver products to our customers. Political and economic instability in some regions of the world could negatively impact our business. The consequences of armed conflicts are unpredictable and we may not be able to foresee events that could have a material adverse effect on us.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility to the United States economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable currency exchange rate fluctuations could result in our products becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which could adversely affect our profitability.

Our international sales and our operations in foreign countries make us subject to risks associated with fluctuating currency values and exchange rates. Because sales of our products have been denominated to date primarily in U.S. dollars, increases in the value of the U.S. dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international sales or operations may contribute to fluctuations in our results of operations. In addition, as a result of our foreign sales and operations, we have revenues, costs, assets and liabilities that are denominated in foreign currencies. Therefore, decreases in the value of the U.S. dollar could result in significant increases in our manufacturing costs that could have a material adverse effect on our business and results of operations.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could materially adversely affect our business and increase our costs and expenses.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters in San Jose, California and our manufacturing facilities in Taiwan are located near major earthquake fault lines. Taiwan is also subject to typhoons during certain times of the year. In the event of a major earthquake, typhoon or hurricane, or other natural or manmade disaster, we could experience business interruptions, destruction of facilities and/or loss of life, any of which could materially adversely affect our business and increase our costs and expenses.

The recent earthquake and tsunami, and other collateral events, in Japan may adversely affect the demand for our products and services in the Japanese market or cause shortages of some components, which may cause a decline in revenues and negatively affect our operating results.

Revenue sourced from the Japanese market was approximately $4.2 million in fiscal year ended February 28, 2010, $1.7 million in fiscal year ended February 28, 2009 and $109,000 in the fiscal year ended February 29, 2008. In fiscal year ended February 28, 2010, our Japanese sourced revenue represented 2.8% of our worldwide revenue.

The recent earthquake and tsunami in Japan, and other collateral events, including, among others, the catastrophic loss of lives, businesses, infrastructure, and delays in transportation, may have a direct negative impact on us or an indirect impact on us by affecting our employees, customers, or the overall economy in Japan and may reduce the demand for our products and services. As a result, these events could cause a decline in our revenue in Japan and our results of operations could be materially and adversely affected.

Although we generally do not purchase component parts from manufacturers in Japan, we have from time-to-time purchased NAND flash memory from Toshiba. The earthquake and tsunami in Japan have disrupted the manufacturing operations of several component suppliers located in Japan. Depending on the length of these disruptions, we, and other manufacturers of electronic equipment, may need to locate alternate component suppliers to fulfill our needs. Depending on the number of manufacturers looking for alternate sources of components, it may be difficult to locate alternative suppliers. Some of the other manufacturers may also look to purchase components from some of our other suppliers. Because we do not have long-term supply contracts with our component manufacturers and we are relatively small customers of these suppliers, our component suppliers may reduce the amount of components that they sell to us in order to fulfill or partially fulfill some of these additional orders. Our component manufacturers may also increase prices in response to any increased demand.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our intellectual property, as well as our ability to operate without infringing the intellectual property of others.

We attempt to protect our intellectual property rights through trade secret laws, non-disclosure agreements, confidentiality procedures and employee disclosure and invention assignment agreements. To a lesser extent, we also protect our intellectual property through patents, trademarks and copyrights. It is possible that our efforts to protect our intellectual property rights may not:

•	prevent our competitors from independently developing similar products, duplicating our products or designing around the patents owned by us;
•	prevent third-party patents from having an adverse effect on our ability to do business;
•	provide adequate protection for our intellectual property rights;
•	prevent disputes with third parties regarding ownership of our intellectual property rights;
•	prevent disclosure of our trade secrets and know-how to third parties or into the public domain;
•	prevent disclosure of our trade secrets and know-how to third parties or into the public domain;
•	prevent the challenge, invalidation or circumvention of our existing patents;
•	result in patents that lead to commercially viable products or provide competitive advantages for our products; and
•	result in issued patents and registered trademarks from any of our pending applications.

If any of our issued patents are found to be invalid or if any of our patent applications are rejected, our ability to exclude competitors from making, using or selling the same or similar products as ours could be compromised. We have occasionally applied for and may in the future apply for patent protection in foreign countries. The laws of foreign countries, however, may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in foreign countries. Because we conduct a substantial portion of our operations and sell some of our products overseas, we have exposure to foreign intellectual property risks.

In addition, the industries in which we compete are characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. From time to time, we have received, and may receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Any of the foregoing events or claims could result in litigation. Such litigation, whether as plaintiff or defendant, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop or acquire non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. Product development or license negotiating would likely result in significant expense to us and divert the efforts of our technical and management personnel. We may not be successful in such development or acquisition and necessary licenses may not be available on reasonable terms, or at all.

Our indemnification obligations for the infringement by our products of the intellectual property rights of others could require us to pay substantial damages.

We currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to pay substantial damages. Our insurance does not cover intellectual property infringement.

We could incur substantial costs as a result of violations of or liabilities under environmental laws.

Our business involves purchasing finished goods as components from different vendors and then assembly of these components into finished products at our facilities. We therefore are not involved in the actual manufacturing of components, which can often involve significant environmental regulations with respect to the materials used, as well as work place safety requirements. Our operations and properties, however, do remain subject in particular to domestic and foreign laws and regulations governing the storage, disposal and recycling of computer products. For example, our products may be subject to the European Union’s Directive 2002/96/EC Waste Electrical and Electronic Equipment and Directive 2002/95/EC on Restriction on the Certain Hazardous Substances in Electrical and Electronic Equipment. Our failure to comply with present and future requirements could cause us to incur substantial costs, including fines and penalties, investments to upgrade our product cycle or curtailment of operations. Further, the identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events may arise in the future and give rise to material environmental liabilities and related costs which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of federal, state and foreign laws and regulatory regimes. Failure to comply with governmental laws and regulations could subject us to, among other things, mandatory product recalls, penalties and legal expenses which could have an adverse effect on our business.

Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the radio frequency emission regulatory activities of the Federal Communications Commission, the anti-trust regulatory activities of the Federal Trade Commission and Department of Justice, the consumer protection laws of the Federal Trade Commission, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal and state employment and labors laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the WARN Act and other regulations related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination, and termination of employment.

We have received information that a distributor in the United Arab Emirates may have re-exported some of our products into Iran and that a distributor in Lebanon may have re-exported our products into Syria. We also discovered that we sent products to persons in Iran and in Cuba (although that person later changed his address to one in Mexico) and provided sales support materials for a presentation in Iran. We have voluntarily disclosed potential violations of the Iranian Transaction Regulations and the Export Administration Regulations of the U.S. Department of Treasury, Office of Foreign Assets Control and the U.S. Department of Commerce, Office of Export Enforcement. We have terminated our relationships with these distributors. While we attempt to ensure that our distributors comply with applicable law, their actions are not within our complete control, and there are risks that our products may be re-exported to certain jurisdictions in contravention of our requirements or instructions in the future.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. In addition from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain instances former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys’ fees and costs.

Any enforcement action could harm our business, financial condition and results of operations. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation in the future, our business, financial condition and results of operations could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

Changes in the applicable tax laws could materially affect our future results.

We operate in different countries and are subject to taxation in different jurisdictions. As a result, our future effective tax rates could be impacted by changes in the applicable tax laws of such jurisdictions or the interpretation of such tax laws. For example, on May 5, 2009, President Obama and the U.S. Treasury Department proposed changing certain tax rules for U.S. corporations doing business outside the U.S. The proposed changes would restrict the ability of U.S. corporations to transfer funds between foreign subsidiaries without triggering U.S. income tax, limit the ability of U.S. corporations to deduct expenses attributable to un-repatriated foreign earnings and modify the foreign tax credit rules. We cannot determine whether these proposals will be enacted into law or what changes, if any, may be made to such proposals prior to their being enacted into law. Depending on their content, such proposals (if enacted) or other changes in the applicable tax laws could increase our effective tax rate and adversely affect our after-tax profitability.

Risks Related to our Debt

Our indebtedness could impair our financial condition, harm our ability to operate our business, limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.

We had entered into a Sale of Accounts and Security Agreement with Faunus Group International, Inc, pursuant to which we could factor our foreign receivables up to $10 million in the aggregate (as amended, the “FGI Agreement”). We had entered into a Loan and Security Agreement with Silicon Valley Bank dated as of July 2009 (as amended, the “SVB Agreement” and collectively with the FGI Agreement, the “Factoring Loan Agreements”) to factor all our domestic receivables up to $10 million in the aggregate. The SVB Agreement also capped the aggregate debt under both Factoring Loan Agreements to $17.5 million. Under the Factoring Loan Agreements we guaranteed our obligations thereunder and had pledged substantially all of our assets as security. As of our fiscal year ended February 28, 2010 and the nine months ended November 30, 2010, the outstanding loan balances under the Factoring Loan Agreements were $10.4 million and $15.4 in the aggregate, respectively. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.

In February 2011 we signed an agreement with Silicon Valley Bank for asset-based financing of up to $25 million (the “New SVB Agreement”). This new agreement, which expires in February 2012, expands the $17.5 million debt capability available under the prior joint factoring arrangements with Silicon Valley Bank and Faunus Group International, Inc. The new agreement contains financial covenants for quarterly EBITDA as defined in the agreement and a monthly quick ratio computation (our cash and accounts receivable divided by current liabilities). Interest rates range between prime +1.5% to prime +2.5%. There are also provisions for letter of credit sub-limits and various operational, reporting, negative and affirmative covenants with which we must comply.

The degree to which we are leveraged and the restrictions governing this indebtedness, such as a minimum quick ratio, could have important consequences including, but not limited to, the following:

•	it may limit our ability to service all of our debt obligations;
•

it may impair our ability to incur additional indebtedness or obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;
•

our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;
•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry; and
•	it may limit our ability to engage in certain transactions or capitalize on acquisition or other business opportunities.

The Factoring Loan Agreements had, and the New SVB Agreement has, “material adverse change” provisions that essentially grant the lenders broad discretion in determining whether to accelerate the payment of all amounts due under the those agreements when adverse events occur with respect to us, our business, financial condition, results of operation, assets, liabilities or prospects. As of November 30, 2008 and February 28, 2009 we failed to comply with one or more loan covenants under the loan agreement with Silicon Valley Bank which was the predecessor to the Factoring Loan Agreements. We received a waiver from Silicon Valley Bank for such non-compliances. We could violate one or more loan covenants in the future. If we are in violation of covenants in the New SVB Agreement in the future and do not receive a waiver, the lender could choose to accelerate payment on all outstanding loan balances. If we needed to obtain replacement financing, we may not be able to quickly obtain equivalent or suitable replacement financing. If we are unable to secure alternative sources of funding, such acceleration would have a material adverse impact on our financial condition.

The terms of the New SVB Agreement may restrict our ability to engage in certain transactions.

Pursuant to the terms of the New SVB Agreement, we are subject to financial covenants and cannot engage in certain transactions, including disposing of certain assets, incurring additional indebtedness, declaring dividends, acquiring or merging with another entity or leasing additional real property unless certain conditions are met or unless we receive prior approval from Silicon Valley Bank. If Silicon Valley Bank does not consent to any of these actions or if we are unable to comply with these covenants, we could be prohibited from engaging in transactions which could be beneficial to our business and our stockholders.

To service our debt, we will require cash and we may not be able to generate sufficient cash flow from operations to satisfy these obligations or to refinance these obligations on acceptable terms, or at all.

Our ability to generate cash depends on many factors beyond our control. Our ability to make payments on our debt and to fund working capital requirements, capital expenditures and research and development efforts will depend on our ability to generate cash in the future. Our historical financial results have been, and we expect our future financial results will be, subject to substantial fluctuation based upon a wide variety of factors, many of which are not within our control including, among others, those described in this section.

Unfavorable changes in any of these factors could harm our operating results and our ability to generate cash to service our debt obligations. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Also, certain of these actions would require the consent of our lenders. The terms of our financing agreements contain limitations on our ability to incur debt.

We may not be able to obtain refinancing on acceptable terms or at all or sell assets on a timely basis, at reasonable prices or at all. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

Risks Related to our Common Stock and this Offering

The price of our common stock may be volatile and subject to wide fluctuations.

The market price of the securities of technology companies has been especially volatile. In addition, our common stock was listed on the OTCBB since January 14, 2009 and only recently began trading on the NASDAQ Capital Market on April 23, 2010. Accordingly, we have an extremely limited history of public trading of our common stock within the United States. The market price of our common stock may be subject to wide fluctuations. If our net sales do not increase or increase less than we anticipate, or if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;
•	changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;
•	changes in the market valuations of other companies operating in our industry;
•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;
•	additions or departures of key personnel; and
•	a general downturn in the stock market.

The market price of our stock also might decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

We may experience significant period-to-period quarterly and annual fluctuations in our net sales and operating results, which may result in volatility in our share price.

We may experience significant period-to-period fluctuations in our net sales and operating results in the future due to a number of factors and any such variations may cause our share price to fluctuate. It is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If this occurs, our share price could drop significantly.

A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our sales and operating results, including:

•	the timing and volume of orders from our customers;
•	the rate of acceptance of our products by our customers, including the acceptance of design wins;
•	the demand for and life cycles of the products incorporating our products;
•	the rate of adoption of our products in the end markets we target;
•	cancellations or deferrals of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers;

•	changes in product mix; and
•	the rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

Our management will have broad discretion in the use of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment and we might not be able to yield a significant return, if any, on any investment of these net proceeds. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our products and cause the price of our common stock to decline.

The sale of our outstanding common stock and exercise of outstanding warrants and options are not subject to lock-up restrictions and may have an adverse effect of the market price of the our stock.

As of March 25, 2011, we had 39,564,538 shares of common stock outstanding, options to purchase an aggregate of 4,010,998 shares of common stock outstanding, and warrants to purchase an aggregate of 4,387,604 shares outstanding. Since only 3,481,947 shares of our common stock are subject to lock-up restrictions, the other holders of our common stock could sell substantial amounts of their holdings. The sale or even the possibility of sale of such stock or the stock underlying the options and warrants could have an adverse effect on the market price for our securities or on our ability to obtain a future public financing. If and to the extent that warrants and/or options are exercised, stockholders could be diluted.

Future sales of shares could depress our share price.

We currently have three effective registration statements pursuant to which the selling stockholders identified in the prospectuses that are part of those registration statements may sell from time to time up to an aggregate of (i) 16,998,880 shares of outstanding common stock and (ii) 4,961,835 shares of common stock issuable upon exercise of outstanding warrants. In addition, we are required to file a registration statement with the SEC within 30 days following the closing of the Indilinx acquisition registering for resale the 4,160,630 shares of our common stock that will be issued or issuable to the Indilinx shareholders and to have the registration statement effective within 90 days following the closing, subject to certain exceptions. Sales by those selling stockholders, especially if in heavy volume and at the same time, could negatively affect our stock price. Moreover, the perception in the public market that these stockholders might sell our common stock could depress the market price of the common stock. Additionally, we may sell or issue shares of common stock in a public offering one or more additional financings or in connection with future acquisitions, which will result in additional dilution and may adversely affect market prices for our common stock.

No prediction can be made as to the precise effect, if any, that sales of shares of our common stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through the sale of our equity securities.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our fourth amended and restated certificate of incorporation includes provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, provisions that restrict the ability of our stockholders to call meetings and provisions that authorize our board of directors, without action by our stockholders, to issue additional common stock.

These provisions could deter, delay or prevent a third party from acquiring control of us in a tender offer or similar transactions, even if such transaction would benefit our stockholders.

You will experience immediate dilution in the book value per share of the common stock you purchase.

Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $8.50 per share, if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $6.68 per share in the net tangible book value of the common stock. See “Dilution” for a more detailed discussion of the dilution you will incur in this offering.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts or current facts included in this prospectus supplement, or incorporated by reference herein, including, without limitation, statements regarding our plans, strategies and prospects, objectives, expectations, intentions, adequacy of resources, and industry estimates, are forward-looking statements. Forward looking identify prospective information and include words such as “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects” and similar expressions.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, such expectations could prove to have been incorrect. Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended February 28, 2010 and elsewhere in this prospectus supplement, including, without limitation, in conjunction with the forward-looking statements included in this prospectus supplement and any documents that we file in the future with the SEC that are incorporated by reference in this prospectus supplement. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. These forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

USE OF PROCEEDS

We estimate the net proceeds from the sale of common stock by us in this offering will be approximately $81.3 million. We intend to use the net proceeds from this offering for general corporate purposes. Pending application of the proceeds, we will temporarily invest the proceeds in short-term interest bearing securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, total debt and stockholders’ equity as of November 30, 2010:

•	On an actual basis; and
•	As adjusted to give effect to this offering and the application of the net proceeds therefrom.

The following table does not give effect to our recently completed acquisition of Indilinx.

The following table should be read in conjunction with “Summary Financial Data” included elsewhere in this prospectus supplement and our consolidated financial statements and related notes which are incorporated by reference into this prospectus supplement.

	As of November 30, 2010
	Actual	As Adjusted
	(Dollars in thousands)
Cash and cash equivalents	$20,103	$101,368

Total debt	$15,437	$15,437

Stockholders’ Equity:
Common stock, $0.0025 par value; 120,000,000 shares authorized; 34,165,718 shares (actual) and 44,365,718 shares (as adjusted) issued and outstanding as of November 30, 2010	$85	111
Additional paid-in capital	65,707	147,788
Accumulated translation adjustment	(208)	(208)
Accumulated deficit	(46,238)	(46,238)

Total stockholders’ equity	$19,346	$101,453

PRICE RANGE OF COMMON STOCK

From June 21, 2006 through April 1, 2009, our common stock was traded on the Alternative Investment Market (“AIM”) of the London Stock Exchange under the symbol “OCZ.” From April 2, 2009 to January 13, 2010, our common stock was not publicly traded and we did not undertake any efforts to determine whether transfers or trades occurred during this period of time and if transfers or trades did occur, the price(s) at which such transfers or trades occurred. On January 14, 2010 our common stock was listed on the Over-the-Counter Bulletin Board (“OTCBB”) and was traded on the OTCBB from February 10, 2010 to April 22, 2010. Since April 23, 2010, our common stock has been quoted on The NASDAQ Capital Market. The quotations below reflect the high and low bid prices for our common stock since May 31, 2007 as reported on AIM, OTCBB and The NASDAQ Capital Market, as applicable. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The NASDAQ Capital Market	High	Low
Fiscal 2012:
First Quarter (March 1, 2011 – April 7, 2011	$9.42	$7.22

Fiscal 2011:
Fourth quarter (December 1, 2010 – February 28, 2011)	9.16	3.81
Third quarter (September 1, 2010 – November 30, 2010)	4.42	1.90
Second Quarter (June 1, 2010 – August 31, 2010)	3.89	1.80
Period of April 23,2010 – May 31, 2010	5.05	3.30

OTCBB	High	Low
Fiscal 2011:
Period of March 1, 2010 – April 22, 2010	6.00	3.95

Fiscal 2010:
Period of January 14, 2010 – February 28, 2010	6.25	5.25

AIM	High	Low
Fiscal 2010:
Period of March 1, 2009 – April 1, 2009	0.36	0.12

Fiscal 2009:
Fourth Quarter (December 1, 2008 – February 28, 2009)	0.51	0.11
Third Quarter (September 1, 2008 – November 30, 2008)	0.65	0.38
Second Quarter (June 1, 2008 – August 31, 2008)	1.25	0.75
First Quarter (March 1, 2008 – May 31, 2008	1.88	0.90

DIVIDEND POLICY

We have not paid any cash dividends on any of our shares to date, and we do not anticipate declaring or paying any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will be contingent upon our then existing conditions, operating results, revenues and earnings, if any, contractual restrictions, capital requirements, business prospects and general financial condition, and other factors our Board of Directors may deem relevant. The payment of any dividends will also be subject to the requirements of the Delaware General Corporation Law and certain restrictions contained in the New SVB Agreement. For as long as such agreement remains in effect, we would need the written consent of Silicon Valley Bank before making a cash dividend payment. There are currently no restrictions that materially limit our ability to pay stock dividends, or that we reasonably believe are likely to limit materially the future payment of stock dividends.

DILUTION

If you purchase our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the assumed public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities. As of November 30, 2010, we had a historical net tangible book value of our common stock of approximately $9,322,000, or approximately $0.27 per share.

Investors participating in this offering will incur immediate, substantial dilution. Giving effect to the sale of common stock offered in this offering at the public offering price of $8.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of November 30, 2010 would have been approximately $90,587,190, or approximately $1.82 per share of common stock. This represents an immediate increase in net tangible book value of approximately $1.55 per share to existing stockholders, and an immediate dilution of approximately $6.68 per share to investors participating in this offering. The following table illustrates this calculation on a per-share basis:

Public offering price per share		$8.50
Historical net tangible book value per share as of November 30, 2010	$0.27
Increase in net tangible book value per share after this offering	1.55

Net tangible book value per share after this offering		$1.82

Dilution per share to investors participating in this offering		$6.68

If the underwriters exercise in full their option to purchase 1,530,000 additional shares of common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of November 30, 2010 would have been approximately $102,903,231, or approximately $2.01 per share of common stock. This represents an immediate increase in net tangible book value of approximately $1.74 per share to existing stockholders, and an immediate dilution of approximately $6.49 per share to investors participating in this offering.

The above discussion and tables also assume no exercise of any outstanding warrants or stock options or the issuance of 4,160,630 shares of our common stock in the Indilinx acquisition. As of November 30, 2010, there were:

•	3,322,257 shares of our common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $2.64 per share;
•	4,990,555 shares of our common stock issuable upon exercise of warrants outstanding with a weighted average exercise price of $4.83 per share; and
•	3,273,457 shares of our common stock available as of that date for future grant or issuance pursuant to our stock plans.

To the extent that any of these warrants or options are exercised, new options or other rights to acquire shares of our common stock are issued under our benefit plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT

Set forth below are the names, ages as of March 25, 2011, and positions with us of our executive officers and directors and other key employees.

Name	Age	Position(s)
Executive Officers and Directors:
Ryan M. Petersen	35	Chief Executive Officer and Director
Arthur F. Knapp, Jr.	62	Chief Financial Officer
Alex Mei	35	Executive Vice President, Chief Marketing Officer
Richard Singh	50	Chief Sales Officer
Adam Epstein	46	Director
Richard L. Hunter	58	Director
Russell J. Knittel	60	Director

Other Key Employees:
John Apps	30	Senior Vice President of Operations
Eugene Chang	37	Vice President of Purchasing
Daryl Lang	37	Vice President of Product Management
Vincent Nguyen	47	Vice President of Manufacturing and General Manager OCZ APAC
Bob Roark	55	Vice President of Operations – Power Management
Dr. Michael Schuette	54	Vice President of Technology Development
Bumsoo Kim	42	President of OCZ’s Semiconductor Division and Chief Executive Officer and President of Indilinx
Hyun Mo Chung	35	Senior Vice President of R&D of OCZ and Chief Technology Officer of Indilinx

Ryan M. Petersen has served as Chief Executive Officer and a member of our Board since founding OCZ in 2002. He is the inventor or co-inventor of much of our proprietary technology. Just as OCZ’s corporate evolution from cottage memory overclocking to enterprise class solid state drives has been atypical, Mr. Petersen’s path from an aspiring musician and youthful indiscretions to a storage technology pioneer has been similarly unique. He started as an employee at Micron Technology, Inc., and thereafter became an entrepreneur and self-taught innovator in the field of semiconductor enhancement. Mr. Petersen is an active member of JEDEC, the technical standards body.

Arthur F. Knapp, Jr. has served as Chief Financial Officer since December 2010. He also served as our Chief Financial Officer from November 2005 to March 2009, served as our Vice President of Finance from March 2009 to October 2010 and served as our Interim Chief Financial Officer from October 2010 to December 2010. Mr. Knapp previously served as Chief Financial Officer at publicly-held high-tech companies such as Duquesne Systems, Inc., LEGENT Corporation, Boole & Babbage inc., and Calico Commerce, Inc. Mr. Knapp also spent 10 years in public accounting, is a CPA/CMA. Mr. Knapp holds a B.S. in Accounting from Penn State University.

Alex Mei has served as our Executive Vice President and Chief Marketing Officer since February 2006 responsible for our branding, product launches, channel support, and public relations. From October 2004 to February 2006, Mr. Mei served as our Senior Vice President of Marketing. Mr. Mei also served as one of our directors from April 2007 to July 2009. From 1999 to 2003, Mr. Mei served as Global Marketing Manager of First International Computer Inc. Mr. Mei holds a B.S. in Marketing Management from California Polytechnic State University, San Luis Obispo.

Richard Singh has served as our Chief Sales Officer since March 2011. He served as our Senior Vice President of Worldwide Sales from July 2010 to February 2011. Mr. Singh previously served as the Senior Vice President of Worldwide Sales at OCZ from April 2005 through December 2007. Mr. Singh extensive sales background includes storage related companies such as Samsung’s storage division, Toshiba Disk Products Division and Seagate Technology. Mr. Singh has also held sales management positions in other technology companies, including Corsair Memory Inc. and On-Stream Data. He attended USC’s School of Film and graduated from California State University, Chico in 1984 with a B.S. in Business.

Adam Epstein is the founding principal of Third Creek Advisors, LLC (“TCA”), which acts as a special advisor to boards of small-cap companies in connection with corporate finance. He has been with TCA since January 2010. From 2003 to 2009, Mr. Epstein was a co-founder and principal at Enable Capital Management, LLC, an investment firm that provides growth financing to publicly-traded companies. Mr. Epstein previously held managerial roles with Enable Capital, LLC, Surge Components, Inc., MailEncrypt, Inc., Tickets.com, Inc., and Achilles’ Wheels, Inc. Mr. Epstein started his career as an attorney at the law firm of Brobeck, Phleger & Harrison. Mr. Epstein served as the Chief Executive Officer of Superus Holdings, Inc., a private company formed for the purpose of merging other entities therein (“Superus”). The contemplated mergers were never effectuated, and Superus filed for bankruptcy within 12 months after Mr. Epstein resigned as the Chief Executive Officer. He received a bachelor’s degree, cum laude, from Vassar College, and a J.D. from Boston University.

Richard L. Hunter has been a partner with Daylight Partners, a venture capital firm since 2008. From 1998 to 2008, Mr. Hunter was with Dell, Inc., a computer manufacturer and services company, where he most recently served as Vice President of Consumer Technical Support and Customer Service and was responsible for managing over 14,000 customer service agents. For seven years, Mr. Hunter led Dell’s Americas manufacturing operations. Mr. Hunter previously served in managerial roles with Matco Electronics, Texas Instruments, Incorporated, Ericcson/General Electric, Ryan Homes, Exide Electronics and General Electric Company. Mr. Hunter received a bachelor’s degree in mechanical engineering from Georgia Tech.

Russell J. Knittel has served as Executive Vice President of Synaptics, Inc. since July 2007 and Chief Financial Officer, Secretary, and Treasurer from November 2001 until September 2009. Mr. Knittel also served as Senior Vice President from November 2001 until July 2007 and as the Vice President of Administration and Finance, Chief Financial Officer, and Secretary from April 2000 through October 2001. Synaptics, based in Santa Clara, California, is a leading worldwide developer and supplier of custom designed human interface solutions that enable people to interact more easily and intuitively with a wide range of mobile computing, communications, entertainment, and other electronic devices. Synaptics stock is publicly-traded on the Nasdaq Global Select Market. Since June 2009, Mr. Knittel has also served on the board of MarineMax, Inc. Mr. Knittel holds a Bachelor of Arts degree in accounting from California State University and an MBA from San Jose State University.

John Apps has served as our Senior Vice President of Operations since July 2007. He served as Senior Vice President of Information Systems from August 2006 to July 2007, served as General Manager for our European branch from July 2005 to August 2006 and served as General Manager of the Canadian branch from September 2003 to July 2005. Prior to joining us in 2003, Mr. Apps was involved in several entrepreneurial activities and founded companies, such as IANAG, Review Locater and Ramstore Canada. Mr. Apps studied Computer Science at the University of Windsor, Canada.

Eugene Chang joined us in January 2008 and has served as our Vice President of Purchasing since January 2009. Prior to joining us, he served as the Product Marketing Manager at Everex Systems from April 2007 to December 2008. Mr. Chang has held other senior level product management positions at First International Computer from September 1999 to April 2007 and Twinhead from April 1996 to September 1999. Mr. Chang holds a B.A. in Psychology from the University of California, San Diego.

Daryl Lang joined us in November 2009 and has served as our Vice President of Product Management since December 2010. Prior to joining us in 2009, Mr. Lang served as the Strategic Alliance Manager focusing on storage technology at AMD from July 2000 to November 2008. In addition, he has held high level positions at other hi-tech companies including Aureal Semiconductor and Diamond Multimedia. Mr. Lang studied Electrical Engineering at California Polytechnic State University, San Luis Obispo University.

Vincent Nguyen has served as our Vice President of Manufacturing and General Manager OCZ APAC since September 2008. Mr. Nguyen served as Vice President of Operations for Corsair from July 2006 to April 2008. Mr. Nguyen holds a B.S. in Mechanical Engineering from California Polytechnic State University.

Bob Roark has served as our Vice President of Operations – Power Management since May 2007. Mr. Roark is responsible for overseeing the operations of OCZ’s Power Management Division which includes both OCZ and PC Power and Cooling power related product lines. Mr. Roark joined PC Power & Cooling in 1989 as the General Manager. Prior to this Mr. Roark’s previous 13 years experience was in Aerospace Material Processing where he managed major manufacturer accounts, production control, and logistics support with Lindberg Heat Treating Company, and Aerochem, Inc.

Dr. Michael Schuette joined OCZ part time in January 2004 and has served as our Vice President of Technology Development since January 2007. Dr. Schuette has held various technology development positions including memory industry at Enhanced Memory Systems a division of Ramtron Int. from May 2000 to October 2002, intellectual property management at TAEUS International from February 2004 to June 2006 and power and cooling industry at OnScreen Technology from June 2006 to December 2006. He is widely known as a technology author, a prolific inventor, the founder of the popular technical website, LostCircuits and the Co-Founder of Data-Secure, LLC. Dr. Schuette holds a Ph.D. in Neurobiology and Physics from the Ludwig Maximilian University, Munich.

Bumsoo Kim co-founded Indilinx in 2006 and has served as its President and Chief Executive Officer and President since its inception and as President of our Semiconductor Division since March 2011. He has more than a decade of groundbreaking NAND flash development experience, having founded and managed Samsung Electronics’ NAND flash software development group. Bumsoo holds 22 patents related to NAND flash memory management, which include innovations in NAND flash control algorithms, flash-aware operating systems and file systems, data recovery, and wear leveling. Prior to co-founding Indilinx, Bumsoo held executive and senior management positions at Hyundai IT and Samsung Electronics and was a research specialist at IBM’s prestigious Thomas J. Watson Research Center. Bumsoo earned his BS and MS degrees in Computer Engineering from Seoul National University and had completed his PhD coursework before being recruited to lead Samsung’s flash memory software initiatives.

Hyun Mo Chung co-founded Indilinx in 2006 and has served as its Chief Technology officer since its inception and as our Senior Vice President of R&D since March 2011. He has over 10 years of software engineering experience specializing in NAND flash-based storage devices, operating systems, file systems, and memory management. He combines a range of deep expertise from the operating system down to the semiconductor memory with a highly integrative approach to storage architecture design, enabling the achievement of truly optimized SSD controllers and NAND flash-based storage subsystems. Prior to co-founding Indilinx, Hyun Mo held software engineering positions at Samsung Electronics Software Center and Memory Division, where he led the development of the highest speed flash memory cards on the market. Hyun Mo earned his BS and MS degrees in Computer Engineering from Seoul National University.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 25, 2011 by (i) each person who is a director, (ii) the executive officers for whom information is included in the Summary Compensation Table in our proxy statement for our annual meeting held on November 15, 2010 and (iii) our directors and officers as a group and (iv) each person we know to own beneficially more than 5% of our common stock. As of March 25, 2011, we had 39,564,538 shares of our common stock issued and outstanding. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

Unless otherwise indicated, all persons named below can be reached at OCZ Technology Group, Inc., 6373 San Ignacio Avenue, San Jose, California 95119.

Name and Address	Number of Shares(1)	Percent(2)
Ryan M. Petersen(3)	2,999,998	7.58%
Alex Mei(4)	363,500	*
Arthur F. Knapp(5)	712,117	1.79
Richard Singh(6)	251,500	*
Adam J. Epstein(7)	247,612	*
Richard L. Hunter(8)	172,614	*
Russell J. Knittel(9)	172,614	*
Directors and executive officers as a group (7 persons)(10)	4,919,955	12.08
Empire Capital Management LLC and Empire GP, LLC(11)
1 Gorham Island Westport, CT 06880	2,288,975	5.67
S Squared Technology, LLC(12)
515 Madison Avenue, # 4200 New York, NY 10022	2,028,742	5.09

*	Represents less than 1% of the issued and outstanding shares of our common stock as of March 25, 2011.

(1)	Under the rules of the SEC, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of their options. Except as otherwise noted, options granted under our Stock Incentive Plan are immediately exercisable, subject to our right to repurchase unvested shares upon termination of employment or other service at a price equal to the option exercise price.

(2)	Calculated on the basis of 39,564,538 shares of common stock outstanding as of March 25, 2011, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after the date of this filing are deemed to be outstanding for the purpose of calculating that stockholder’s percentage beneficial ownership.

(3)	All of the shares are held by the Petersen Family Trust. Mr. Petersen, as trustee of this trust, has voting and dispositive power over these securities.

(4)	Includes 363,500 shares subject to immediately exercisable options, of which 260,000 shares will be vested within 60 days of March 25, 2011.

(5)	Includes 290,000 shares subject to immediately exercisable options, of which 40,833 shares will be vested within 60 days of March 25, 2011.

(6)	Includes 250,000 shares subject to immediately exercisable options, of which 20,833 will be vested within 60 days of March 25, 2011.

(7)	Includes (i) immediately exercisable warrants to purchase 16,666 shares of our common stock, and (ii) 172,614 shares subject to immediately exercisable options, of which 53,020 shares will be vested within 60 days of March 25, 2011.

(8)	Includes 172,614 shares subject to immediately exercisable options, of which 53,020 shares will be vested within 60 days of March 25, 2011.

(9)	Includes 172,614 shares subject to immediately exercisable options, of which 43,854 shares will be vested within 60 days of March 25, 2011.

(10)	See notes 3 through 9. Includes 1,148,008 shares subject to options and warrants that are currently exercisable or will become exercisable within 60 days of March 25, 2011 that are beneficially owned by current executive officers and directors.

(11)	Represents shares of common stock and immediately exercisable warrants to purchase 500,001 shares of our common stock held by Empire Capital Partners, LP (“Empire Capital”), Empire Capital Partners, LTD (the “Empire Overseas Fund”) and Empire Capital Partners Enhanced Master Fund, LTD (the “Enhanced Master Fund”) and certain managed accounts (the “Managed Accounts”, and together with Empire Capital, the Empire Overseas Fund and Enhanced Master Fund, the “Empire Funds”). Empire Capital has the power to dispose of and the power to vote the shares of common stock beneficially owned by it, which power may be exercised by its general partner, Empire GP, LLC (“Empire GP”). Empire GP does not directly own any shares of common stock and/or warrants. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire GP may be deemed to beneficially own the shares owned by Empire Capital. The Empire Overseas Fund and the Enhanced Master Fund each have the power to dispose of and the power to vote the shares of common stock and/or warrants beneficially owned by them, which power may be exercised by their investment manager, Empire Capital Management, LLC (“Empire Management”). Empire Management also exercises the power to dispose of and the power to vote shares of common stock owned by certain managed accounts under its management. Empire Management does not directly own any shares of common stock and/or warrants. By reason of the provisions of Rule 13d-3 of the Act, Empire Management may be deemed to beneficially own the shares owned by the Empire Overseas Fund, the Enhanced Master Fund and the Managed Accounts. Messrs. Scott A. Fine and Peter J. Richards are the Members of Empire GP and Empire Capital, and in their capacities direct the operations of Empire GP and Empire Capital. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Enhanced Master Fund and the Managed Accounts. Empire Management, Empire GP, the Empire Funds, Mr. Fine and Mr. Richards each disclaim any beneficial ownership of the shares.

(12)	S Squared Capital, LLC is the general partner of Leaf Investment Partners, L.P., and Kenneth Goldblatt and Seymour L. Goldblatt are the managing members of S Squared Capital, LLC. As such, Kenneth Goldblatt and Seymour L. Goldblatt exercise shared voting and dispositive power with respect to these shares. Each of S Squared Capital, LLC, Kenneth Goldblatt and Seymour L. Goldblatt disclaims beneficial ownership of these securities except to the extent of his or its pecuniary interest therein.

MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a summary of certain material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. This summary is limited to non-U.S. holders that purchase our common stock issued pursuant to this offering and deals only with such common stock that is held as a capital asset by such a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;
•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or
•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the “Code”, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including, without limitation, if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). A change in law could alter significantly the tax considerations that we describe in this summary.

If a partnership (including an entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your adjusted basis in our common stock, but not below zero, and then will be treated as gain from the sale of the stock as discussed below under “—Gain on Disposition of Common Stock.”

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-U.S. holder), are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied, including completing and providing us with Internal

Revenue Service Form W-8ECI. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the sale or other taxable disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or
•

we are or have been a “United States real property holding corporation” for United States federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding such disposition and the period during which the non-U.S. holder held our common stock.

An individual non-U.S. holder described in the first bullet point above will be subject to tax on the net gain derived from the disposition under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax or exchange of information treaty.

A non-U.S. holder will be subject to backup withholding (currently at a rate of 28%) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Foreign Account Tax Compliance

Recently enacted legislation generally imposes a withholding tax of 30% on dividends and the gross proceeds of a disposition of common stock paid to a foreign financial institution, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding certain United States account holders of such institution (which would include certain account holders that are foreign entities with United States owners). The legislation also generally imposes a withholding tax of 30% on dividend income and the gross proceeds of a disposition of common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with certain certification or information relating to United States ownership of the entity. Under certain circumstances, such foreign persons might be eligible for refunds or credits of such taxes. These rules generally would apply to payments made after December 31, 2012. Non-U.S. holders are encouraged to consult with their tax advisors regarding the possible implications of this legislation with respect to an investment in the common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated April 7, 2011, the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated and Needham & Company, LLC are acting as bookrunners, have agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated in the table below:

Underwriter	Number of Shares
Stifel, Nicolaus & Company, Incorporated	4,831,579
Needham & Company, LLC	3,221,053
Craig-Hallum Capital Group LLC	1,073,684
Merriman Capital, Inc.	1,073,684

Total	10,200,000

The underwriters are offering the common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the common stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement provides that the underwriters are obligated to take and pay for all of the common stock if any such shares are purchased, other than those shares covered by the overallotment option described below.

Commissions and Expenses

The underwriters have advised us that they propose to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.2702 per share. After the offering, the public offering price and concession to dealers may be reduced by the underwriters. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus supplement. The shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriter by us, the proceeds, before expenses, to us.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	8.5000	8.5000	86,700,000	99,705,000
Underwriting discounts and commissions paid by us	0.4503	0.4503	4,593,060	5,282,019
Proceeds to us, before expenses	8.0497	8.0497	82,106,940	94,422,981

We have also engaged Roth Capital Partners, LLC (“Roth”) to act as our financial advisor in connection with this offering. Pursuant to our engagement, Roth is entitled to receive an aggregate of $241,750 upon completion of this offering.

We estimate expenses payable by us in connection with the offering of common stock, other than the underwriting discounts and commissions referred to above, will be approximately $600,000.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum aggregate discounts, commissions, agency fees or other items constituting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the aggregate offering price of the securities offered pursuant to this prospectus supplement.

We have agreed to reimburse the underwriters for out-of-pocket accountable expenses actually incurred by them in connection with this offering up to a maximum of $187,500.

From time to time in the ordinary course of business, certain of the underwriters and their respective affiliates have performed, and may in the future perform, various commercial banking, investment banking and other financial services for us for which they received, or will receive, customary fees and reimbursement of expenses. Since September 1, 2010, the underwriters for this offering have received the following cash compensation and have purchased or otherwise acquired the following securities:

We have entered into an exclusive engagement letter (the “Engagement Letter”) with Merriman Capital, Inc. (“Merriman”), which expires on December 9, 2011, but may be terminated earlier by either party subject to certain restrictions, pursuant to which Merriman provides us with certain financial advisory and investment banking services. Under the Engagement Letter, we have agreed to pay Merriman annual consulting fees of $60,000 and a financing completion fee equal to 7.0% of the total amount of capital actually received by us from the sale of our securities to investors with respect to certain capital raising transactions that are primarily the result of Merriman’s efforts during the term of the engagement. In addition, for certain capital raising transactions, we have agreed to issue Merriman warrants to purchase common stock in an amount equal to 3.0% of the number of shares of common stock (or common stock equivalents) purchased by investors in the capital raising transaction. Such financing completion fees will be paid upon consummation of the capital raising transaction with respect to aggregate gross proceeds actually received by us, including through the cash exercise of any warrants issued to investors in connection with the capital raising transaction. Merriman is not entitled to receive a fee pursuant to the Engagement Letter in connection with this offering. In addition, we have agreed to pay Merriman fees in connection with certain merger and acquisition activities.

In December 2010, pursuant to the Engagement Letter, we paid Merriman its annual retainer of $60,000. The $60,000 retainer was paid $40,000 in cash and in 4,120 shares of our common stock having a market value of $20,000 based on the then trading price of the common stock.

In November 2010, pursuant to the Engagement Letter, Merriman acted as placement agent for a private placement with institutional investors (the “November Private Placement”) and for such services received a cash fee, reimbursement of expenses and a warrant to purchase an aggregate of 214,198 shares of our common stock with an exercise price of $3.08125 per share (the “2010 Warrant”). Merriman exercised the 2010 Warrant in full in February 2011 by cashless exercise pursuant to which we issued Merriman an aggregate of 134,101 shares of our common stock. Based on the closing price of our common stock on the date of exercise, the shares issued pursuant to the 2010 Warrant had an aggregate market value of approximately $1.105 million on the date of exercise.

Pursuant to the Engagement Letter and for its services in connection with the November Private Placement, in connection with the exercise of the 2010 Warrant by Merriman in February 2011, we issued Merriman an additional warrant to purchase an aggregate of 53,549 shares of common stock with an exercise price of $5.25 per share in February 2011 (the “2011 Warrant”).

The Chairman of Merriman participated in the November Private Placement and purchased an aggregate of 259,634 shares of common stock at a purchase price of $3.08125 per share and a warrant to purchase 64,909 shares of common stock with an exercise price of $5.25 per share (the “Chairman Warrant”).

Pursuant to the Engagement Letter, Merriman acted as placement agent for a private placement with institutional investors of securities by certain of our selling stockholders, including an affiliate of our Chief Executive Officer (the “December Private Placement”). We did not sell any of our securities in the December Private Placement. Merriman received a cash fee for private placement services. Needham & Company, LLC received a finder’s fee of $150,000 in connection with this December Private Placement. The entire finder’s fee and Merriman’s placement agent fee was paid entirely by the selling stockholders.

Merriman’s Chairman participated in this December Private Placement and purchased 645,664 shares of common stock at a purchase price of $3.75 per share.

Pursuant to the Engagement Letter, in March 2011, Merriman received cash fees in connection with merger and acquisition services.

The 2011 Warrant and the shares issuable upon exercise thereof, the Chairman Warrant and the shares issuable upon exercise thereof, and the additional shares purchased by the Chairman of Merriman in the November Private Placement and the December Private Placement are subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters and the Chairman of Merriman (or their permitted assignees under the Rule) may not sell, transfer, assign, pledge, or hypothecate these securities, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of these securities, for a period of 180 days from the date of this prospectus. Additionally, these securities may not be sold, transferred, assigned, pledged or hypothecated for a 180 day period following the effective date of the registration statement of which this prospectus supplement is a part, except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.

In addition, any securities that are unregistered and acquired by any underwriter and related persons during 180 days prior to the filing date, or acquired after the required filing date of the registration statement of which this prospectus supplement is a part and deemed to be underwriting compensation by FINRA, and any securities excluded from underwriting compensation, shall not be sold during the offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the effective date or commencement of sales of the public offering, subject to certain exceptions.

Merriman acted as a placement agent in our March 2010 private placement and received a warrant to purchase an aggregate of 154,550 shares of our common stock (the “March 2010 Warrant”) and cash fees. The March 2010 Warrant was exercised in full in January 2011. Pursuant to the March 2010 Warrant, upon its exercise, we issued Merriman additional warrants to purchase an aggregate of 74,300 shares of our common stock.

Option to Purchase Additional Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,530,000 additional shares at the same price they are paying for the shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $5,282,019, or $0.4503 per share, and the total proceeds to us, before expenses, will be $94,422,981.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. We have also agreed to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

The underwriters will require all of our directors and executive officers to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Stifel, Nicolaus & Company, Incorporated for a period of 90 days after the public offering date set forth in this prospectus.

The restrictions described in the immediately preceding paragraph do not apply to:

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift, provided that any such recipient agrees to be bound by the terms of the restrictions described above;

•	transactions pursuant to any trading plan established pursuant to Rule 10b5-1 of the Exchange Act that has been entered into by the individual prior to the date of the agreement; or
•

the entry into any trading plan established pursuant to Rule 10b5-1 of the Exchange Act, provided that no sales or other dispositions may occur under such plan until the expiration of the restricted period.

We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Stifel, Nicolaus & Company, Incorporated offer, sell or otherwise dispose of any shares of common stock or any other securities of ours convertible or exchangeable into common stock, except for (i) the issuance of shares of common stock under our employee stock option plans existing on the date of the underwriting agreement, (ii) the issuance of shares of common stock upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities of ours, and (iii) the issuance of shares of common stock in connection with an acquisition by or merger of OCZ.

The 90-day restricted period in all of the agreements is subject to extension if (i) during the last 17 days of the restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Stifel, Nicolaus & Company, Incorporated waives the extension in writing.

Stifel, Nicolaus & Company, Incorporated may, in its sole discretion and at any time or from time to time before the termination of the 90 day period, without notice, release all or any portion of the securities subject to lock-up agreements.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing shares of our common stock.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or make short sales of our common stock and may purchase our common stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. The underwriters may close out any short position by purchasing shares in the open market or by exercising their overallotment option.

A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. A “stabilizing bid” is a bid for or the purchase of common stock on behalf of the underwriters in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. A “syndicate covering transaction” is the bid for or purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

In connection with this offering, the underwriters may also engage in passive market making transactions in our common stock on the NASDAQ Capital Market during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters of the offering, or by their affiliates. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other websites maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Affiliations

In the future, the underwriters and their affiliates may provide various investment banking, commercial banking, financial advisory and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans

NOTICE TO INVESTORS

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, or the FSMA.

In addition, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus supplement is directed only at (1) persons outside the United Kingdom or (2) persons who:

(a) are qualified investors as defined in section 86(7) of FSMA, being persons falling within the meaning of article 2.1(e)(i), (ii) or (iii) of the Prospectus Directive; and

(b) are either persons who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Order, or are persons who fall within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order; or

(c) to whom it may otherwise lawfully be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) above) should not rely or act upon this communication.

Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This prospectus supplement has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus supplement does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus supplement and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This prospectus supplement and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

France

This prospectus has not been prepared in the context of a public offering of financial securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Règlement Général of the Autorité des marchés financiers (the “AMF”) and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, the shares of our common stock may not be, directly or indirectly, offered or sold to the public in France and offers and sales of the shares of our common stock may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of the shares of our common stock to the public in France. The subsequent direct or indirect retransfer of the shares of our common stock to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Sweden

This is not a prospectus under, and has not been prepared in accordance with the prospectus requirements provided for in, the Swedish Financial Instruments Trading Act (lagen (1991:980) om handel med finasiella instrument) nor any other Swedish enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish public body has examined, approved, or registered this document.

LEGAL MATTERS

The validity of the common stock offered by this prospectus supplement and the accompanying prospectus will be passed upon for us by Mayer Brown LLP, Chicago, Illinois. Paul, Hastings, Janofsky & Walker LLP, Palo Alto, California will pass upon certain legal matters related to this offering for the underwriters.

EXPERTS

The consolidated financial statements of OCZ Technology Group, Inc. and subsidiaries for the two fiscal years ended February 29, 2008 and February 28, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Crowe Clark Whitehill LLP (On October 1, 2010, Horwath Clark Whitehill LLP changed its name to Crowe Clark Whitehill LLP), which is an independent registered public accounting firm, as stated in their report dated May 1, 2009, which is incorporated by reference herein, and such consolidated financial statements have been so incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of OCZ Technology Group, Inc. for the fiscal year ended February 28, 2010 have been so incorporated in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are part of the registration statement on Form S-3 we filed with the SEC under the Securities Act and do not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts, agreements or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus supplement and the accompanying prospectus for a copy of such contract, agreement or other document. Because we are subject to the information and reporting requirements of the Exchange Act we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

We are “incorporating by reference” certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed the following documents with the SEC and they are incorporated herein by reference as of their respective dates of filing:

•	Our Annual Report on Form 10-K for the fiscal year ended February 28, 2010, as filed with the SEC on May 20, 2010.
•

Our Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2010, as filed with the SEC on July 12, 2010, Amendment No. 1 thereto on Form 10Q/A, as filed with the SEC on July 19, 2010, the Form 10-Q for the quarterly period ended August 31, 2010, as filed with the SEC on October 15, 2010 and the Form 10-Q for the quarterly period ended November 30, 2010, as filed with the SEC on January 13, 2011, Amendment No. 1 thereto on Form 10Q/A, as filed with the SEC on January 14, 2011.

•	Our definitive Proxy Statement filed in connection with the Annual Meeting of Stockholders held on November 15, 2010, as filed with the SEC on October 15, 2010.
•

Our Current Reports on Form 8-K, as filed with the SEC on March 26, 2010, March 29, 2010, April 8, 2010, April 13, 2010, April 23, 2010, May 11, 2010, May 11, 2010, May 14, 2010, May 27, 2010, June 3, 2010, June 28, 2010, June 29, 2010, August 18, 2010, October 12, 2010 (other than the information under Item 2.02 and in Exhibit 99.1), November 4, 2010, November 16, 2010, February 11, 2011, March 17, 2011 and March 28, 2011 (other than the information under Items 2.02 and 7.01 and Exhibit 99.1).

•

The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on March 5, 2010 (File No. 001-34650), pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the effective date of this registration statement and prior to the sale of all shares of common stock to which this prospectus relates or the termination of the registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at:

OCZ Technology Group, Inc.

6373 San Ignacio Avenue

San Jose, California 95119

(408) 733-8400

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

Prospectus

OCZ Technology Group, Inc.

$100,000,000

Common Stock

This prospectus relates to shares of OCZ Technology Group, Inc. common stock which may be offered and sold from time to time. The aggregate initial offering price of all common stock sold under this prospectus will not exceed $100,000,000. The common stock of OCZ Technology Group, Inc. is listed on The NASDAQ Capital Market under the symbol “OCZ.”

Each time we sell shares of our common stock hereunder, we will attach a supplement to this prospectus that contains specific information about the terms of the offering, including the price at which we are offering the shares to the public. The prospectus supplement may also add, update or change information contained or incorporated in this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in shares of our common stock.

The shares of our common stock may be offered directly by us, through agents designated from time to time by us or to or through underwriters or dealers. If any agents, dealers or underwriters are involved in the sale of any of shares of our common stock, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the section entitled “About This Prospectus” for more information.

We currently have three effective registration statements pursuant to which the selling stockholders identified in the prospectuses that are part of those registration statements may sell from time to time up to an aggregate of (i) 16,998,880 shares of outstanding common stock and (ii) 4,961,835 shares of common stock issuable upon exercise of outstanding warrants.

Investing in shares of our common stock involves risks. See the section entitled “Risk Factors” beginning on page 5 of this prospectus. You should carefully read and consider these risk factors before you invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 14, 2011.

The distribution of this prospectus may be restricted by law in certain jurisdictions. You should inform yourself about and observe any of these restrictions. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you.

This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered shares of our common stock to which they relate.

We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, than contained in this prospectus, including in any of the materials that we have incorporated by reference into this prospectus, any accompanying prospectus supplement, and any free writing prospectus prepared or authorized by us. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement.

You should not assume that the information contained in this prospectus and any accompanying supplement to this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any accompanying supplement to this prospectus is delivered or securities are sold on a later date.

Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date hereof or that the information incorporated by reference herein is correct as of any time subsequent to the date of such information.

About This Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, (“SEC”), using a “shelf” registration process. Under this shelf registration process, we may, from time to time, offer and sell the shares of our common stock described in this prospectus in one or more offerings. The aggregate initial offering price of all the shares of our common stock sold under this prospectus will not exceed $100,000,000.

This prospectus provides certain general information about the shares of our common stock that we may offer hereunder. Each time we offer shares of our common stock hereunder, we will attach a prospectus supplement to this prospectus. The prospectus supplement will contain the specific information about the terms of that offering. In each prospectus supplement, we will include the following information:

•	The number of shares of common stock that we propose to sell;

•	The public offering price per share of the common stock;

•	The names of any underwriters, agents or dealers through or to which the shares of the common stock will be sold;

•	Any compensation to those underwriters, agents or dealers;

•	Any additional risk factors applicable to the shares of our common stock or our business and operations; and

•	Any other material information about the offering and sale of the shares of common stock.

In addition, the prospectus supplement may also add, update or change the information contained or incorporated in this prospectus. The prospectus supplement will supersede this prospectus to the extent it contains information that is different from, or that conflicts with, the information contained or incorporated in this prospectus. You should read and consider all information contained in this prospectus and any accompanying prospectus supplement in making your investment decision, together with additional information described under the heading “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” in this prospectus.

Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” the “Company,” “OCZ” and similar terms refer to OCZ Technology Group, Inc., a Delaware corporation, and our subsidiaries.

The Company

We are a leading provider of high performance solid state drives (“SSDs”) for computing devices and systems.

Historically, we primarily sold high performance memory modules to individual computing enthusiasts through catalog and online retail channels. However, SSDs have emerged as a strong market alternative to conventional disk drive technology and are rooted in much of the same basic technological concepts as our legacy memory module business. Today, as part of the strategy we implemented in fiscal year 2009, our product mix is significantly more weighted toward the sale of SSDs and the SSD product line has become central to our business. In fact, in August 2010, we announced that we were discontinuing certain commodity level DRAM module products. Then, on January 10, 2011 we announced that the remaining DRAM modules products would be discontinued after our fiscal year ended February 28, 2011. As a result, our target customers are increasingly enterprises and original equipment manufacturers (“OEMs”).

In addition to our SSD product line, we design, develop, manufacture and sell other high performance components for computing devices and systems, including thermal management solutions, AC/DC switching power supplies (“PSUs”) and computer gaming solutions. We offer our customers flexibility and customization by providing a broad array of solutions which are interoperable and can be configured alone or in combination to make computers run faster, more reliably, efficiently and cost effectively. Through our diversified and global distribution channel, we offer more than 250 products to 340 customers, including leading retailers, etailers, OEMs and computer distributors.

Corporate Information

We were founded in 2002 and incorporated in Delaware in December 2004. We have two subsidiaries, OCZ Canada, Inc., a Canadian corporation, and OCZ Technology Ireland Limited, an Irish corporation.

Our principal executive offices are located at 6373 San Ignacio Avenue, San Jose California, 95119, and our telephone number is (408) 733-8400. Our website address is www.ocztechnology.com. The information on, or that can be accessed through our website is not part of this prospectus.

Risk Factors

Investing in shares of our common stock involves risk. Before making any investment decision, you should carefully consider the risk factors set forth below, under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in our most recent annual report on Form 10-K and our subsequent quarterly reports on Form 10-Q, which are incorporated by reference in this prospectus, as well as in any applicable prospectus supplement, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

These risks could materially affect our business, results of operation or financial condition and affect the value of our common stock. You could lose all or part of your investment. For more information, see “Where You Can Find More Information.”

Risks Related to our Common Stock and this Offering

The price of our common stock may be volatile and subject to wide fluctuations.

The market price of the securities of technology companies has been especially volatile. In addition, our common stock was listed on the OTCBB since January 14, 2009 and only recently began trading on The NASDAQ Capital Market on April 23, 2010. Accordingly, we have a limited history of public trading of our common stock within the United States. Thus, the market price of our common stock may be subject to wide fluctuations. If our net sales do not increase or increase less than we anticipate, or if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock could decline. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

•	Actual or anticipated variations in quarterly operating results;

•	Changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;

•	Changes in the market valuations of other companies operating in our industry;

•	Announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	Additions or departures of key personnel; and

•	A general downturn in the stock market.

The market price of our stock also might decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

We may experience significant period-to-period quarterly and annual fluctuations in our net sales and operating results, which may result in volatility in our share price.

We may experience significant period-to-period fluctuations in our net sales and operating results in the future due to a number of factors and any such variations may cause our share price to fluctuate. It is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If this occurs, our share price could drop significantly.

A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our sales and operating results, including:

•	The timing and volume of orders from our customers;

•	The rate of acceptance of our products by our customers, including the acceptance of design wins;

•	The demand for and life cycles of the products incorporating our products;

•	The rate of adoption of our products in the end markets we target;

•	Cancellations or deferrals of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers;

•	Changes in product mix; and

•	The rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

The sale of our outstanding common stock and exercise of outstanding warrants and options are not subject to lock-up restrictions and may have an adverse effect of the market price of the our stock.

As of our fiscal year ended February 28, 2010, we had 60,990 shares of Series A preferred stock outstanding (which were converted into 62,733 shares of common stock on May 4, 2010), 21,278,643 shares of common stock outstanding, 2,779,111 options to purchase an aggregate of 2,779,111 shares of common stock outstanding, 140,520 warrants to purchase an aggregate of 140,520 shares of Series A preferred stock outstanding (which were converted into warrants to purchase 144,541 shares of common stock on May 4, 2010) and 142,564 warrants to purchase an aggregate of 142,564 shares of common stock outstanding. Since only 1,405,199 shares of our common stock are subject to lock-up restrictions, we cannot assure investors that the holders of our stock will not sell substantial amounts of their holdings of our stock. The sale or even the possibility of sale of such stock or the stock underlying the options and warrants could have an adverse effect on the market price for our securities or on our ability to obtain a future public financing. If and to the extent that warrants and/or options are exercised, stockholders could be diluted.

Future sales of shares could depress our share price.

Sales of our common stock in the public market, or the perception that such sales could occur, could negatively impact the price of our common stock. We have a number of institutional stockholders that own significant blocks of our common stock. If one or more of these stockholders were to sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the prevailing market price of our common stock could be negatively affected.

In addition, the issuance of additional shares of our common stock pursuant to this prospectus, or issuances of securities convertible into or exercisable for our common stock or other equity-linked securities, including preferred stock or warrants, will dilute the ownership interest of our common stockholders and could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

We may need to seek additional capital. If this additional financing is obtained through the issuance of equity securities, debt convertible into equity or options or warrants to acquire equity securities, our existing stockholders could experience significant dilution upon the issuance, conversion or exercise of such securities.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our fourth amended and restated certificate of incorporation (“Certificate of Incorporation”) includes provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, provisions that restrict the ability of our stockholders to call meetings and provisions that authorize our Board of Directors of directors, without action by our stockholders, to issue additional common stock. These provisions could deter, delay or prevent a third party from acquiring control of us in a tender offer or similar transactions, even if such transaction would benefit our stockholders.

Cautionary Statement Regarding Forward-Looking Statements

All statements other than statements of historical facts or current facts included in this prospectus, or incorporated by reference herein, including, without limitation, statements regarding our plans, strategies and prospects, objectives, expectations, intentions, adequacy of resources, and industry estimates, are forward-looking statements. Forward looking identify prospective information and include words such as “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects” and similar expressions.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended February 28, 2010 and elsewhere in this prospectus and any prospectus supplement, including, without limitation, in conjunction with the forward-looking statements included in this prospectus and any prospectus supplement and any documents that we file in the future with the SEC that are incorporated by reference in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. These forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

Use Of Proceeds

Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds we receive from the sale of the shares of our common stock offered by this prospectus for general corporate purposes, which may include, among other things, repayment of debt, repurchases of common stock, capital expenditures, the financing of possible acquisitions or business expansions, increasing our working capital and the financing of ongoing operating expenses and overhead.

Description of Capital Stock

The following discussion is a summary of the material terms of our capital stock. The following description of the material terms of our capital stock does not purport to be complete and is qualified by reference to our certificate of incorporation and bylaws, which documents are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and the applicable provisions of the General Corporation Law of the State of Delaware.

Our Certificate of Incorporation provides that the total number of shares of capital stock that we may issue is 120,000,000 shares of common stock, $0.0025 par value per share, and 20,000,000 shares of preferred stock, $0.0025 par value per share, of which 2,000,000 shares of preferred stock, $0.0025 par value per share, have been designated as Series A preferred stock.

Common Stock

As of February 28, 2011, we had 35,401,908 shares of our common stock issued and outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividend declared by the Board of Directors. In the event of a liquidation, dissolution or winding up of OCZ, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock to be outstanding after the completion of this offering will be, fully paid and non-assessable.

Preferred Stock

We have authorized for issuance 20,000,000 shares of undesignated preferred stock, of which 2,000,000 shares of preferred stock have been designated as Series A preferred stock. As of February 28, 2011, there are no issued and outstanding shares of Series A preferred stock. Our Board of Directors has the authority, without further action by the stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of OCZ or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock.

Holders of our preferred stock have voting rights and powers equal to those of the holders of our common stock. In addition, each holder of our preferred stock is entitled to dividends or distributions declared by our Board of Directors as payable to the holders of our common stock.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the DGCL regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” during the three year period after such stockholder becomes an “interested stockholder,” unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

On or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•

Any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	The affiliates and associates of any such person

Certificate of Incorporation and Bylaws

Our Certificate of Incorporation and forth amended and restated bylaws (“Bylaws”) provide that:

•	Our Board of Directors will be expressly authorized to make, alter or repeal our Bylaws;

•

Our Board of Directors will be divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	Our Board of Directors will be authorized to issue preferred stock without stockholder approval; and

•

We will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of OCZ.

Plan of Distribution

The shares of our common stock that may be offered by this prospectus may be sold:

•	Through agents;

•	To or through underwriters;

•	To or through broker-dealers (acting as agent or principal);

•	Directly by us or a selling securityholder to purchasers, through a specific bidding or auction process or otherwise,

•	Through a combination of any such methods of sale;

•	Through any other methods as described in a prospectus supplement.

Agents, underwriters or broker-dealers may be paid compensation for offering and selling the shares of our common stock. That compensation may be in the form of discounts, concessions or commissions to be received from us, from the purchasers of the shares of common stock or from both us and the purchasers. Any underwriters, dealers, agents or other investors participating in the distribution of the shares of common stock may be deemed to be “underwriters,” as that term is defined in the Securities Act, and compensation and profits received by them on sale of the shares of common stock may be deemed to be underwriting commissions, as that term is defined in the rules promulgated under the Securities Act.

Each time shares of our common stock are offered by this prospectus, the prospectus supplement, if required, will set forth:

•	The name of any underwriter, dealer or agent involved in the offer and sale of the shares of common stock;

•	The terms of the offering;

•	Any discounts, concessions or commissions and other items constituting compensation received by the underwriters, broker-dealers or agents;

•	Any over-allotment option under which any underwriters may purchase additional shares of common stock from us;

•	Any initial public offering price;

•	Any discounts or concessions allowed or reallowed or paid to dealers; and

•	The anticipated date of delivery of the shares of common stock.

The shares of our common stock may be sold at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The distribution of shares of common stock may be effected from time to time in one or more transactions, by means of one or more of the following transactions, which may include cross or block trades:

•	Transactions on The NASDAQ Capital Market or any other organized market where the common stock may be traded;

•	In the over-the-counter market;

•	In negotiated transactions;

•	Under delayed delivery contracts or other contractual commitments; or

•	A combination of such method of sale.

If underwriters are used in a sale, shares of our common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions. Our common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of shares of our common stock, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. This prospectus and the prospectus supplement will be used by the underwriters to resell the shares of our common stock.

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the offering proceeds from any offering pursuant to this prospectus and any applicable prospectus supplement.

To comply with the securities laws of certain states, if applicable, the shares of common stock offered by this prospectus will be offered and sold in those states only through registered or licensed brokers or dealers.

Agents, underwriters and dealers may be entitled under agreements entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their respective affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the shares of common stock. Any such activities will be described in the applicable prospectus supplement.

Legal Matters

The validity of the common stock offered in this prospectus will be passed upon for us by Mayer Brown LLP.

Experts

The consolidated financial statements of OCZ Technology Group, Inc. and subsidiaries for the two fiscal years ended February 29, 2008 and February 28, 2009 have been included in this prospectus and in the registration statement in reliance upon the reports of Crowe Clark Whitehill LLP (On October 1, 2010, Horwath Clark Whitehill LLP changed its name to Crowe Clark Whitehill LLP), which is an independent registered public accounting firm, as stated in their report dated May 1, 2009, which is incorporated by reference herein, and such consolidated financial statements have been so incorporated by reference herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of OCZ Technology Group, Inc. and subsidiaries for the year ended February 28, 2010 have been so incorporated in reliance on the report of Crowe Horwath LLP, an independent registered public accounting firm, given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC (such registration statement, together with all amendments and exhibits thereto, being hereinafter referred to as the “Registration Statement”) under the Securities Act, for the registration of the shares of common stock that may be offered and sold hereunder. This prospectus does not contain all the information set forth in the Registration Statement; certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement which contains further information with respect to us and our common stock. Statements herein concerning the provisions of documents filed as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified by reference to the copy of the applicable document filed with the SEC.

We are subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file reports, including annual and quarterly reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room, 100 F Street, NE, Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. The website, and, except as expressly incorporated herein, the information contained therein, is not a part of this prospectus.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

6373 San Ignacio Avenue

San Jose, California 95119

(408) 733-8400

Incorporation of Certain Information by Reference

We are “incorporating by reference” certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed the following documents with the SEC and they are incorporated herein by reference as of their respective dates of filing:

•	Our Annual Report on Form 10-K for the fiscal year ended February 28, 2010, as filed with the SEC on May 20, 2010.

•

Our Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2010, as filed with the SEC on July 12, 2010, Amendment No. 1 thereto on Form 10Q/A, as filed with the SEC on July 19, 2010, the Form 10-Q for the quarterly period ended August 31, 2010, as filed with the SEC on October 15, 2010 and the Form 10-Q for the quarterly period ended November 30, 2010, as filed with the SEC on January 13, 2011, Amendment No. 1 thereto on Form 10Q/A, as filed with the SEC on January 14, 2011.

•	Our definitive Proxy Statement filed in connection with the Annual Meeting of Stockholders held on November 15, 2010, as filed with the SEC on October 15, 2010.

•

Our Current Reports on Form 8-K, as filed with the SEC on March 26, 2010, March 29, 2010, April 8, 2010, April 13, 2010, May 11, 2010, May 12, 2010, May 14, 2010, May 27, 2010, June 3, 2010, June 28, 2010, June 29, 2010, August 18, 2010, October 12, 2010, November 4, 2010, November 16, 2010 and February 11, 2011.

We also incorporate by reference all documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the effective date of this registration statement and prior to the sale of all shares of common stock to which this prospectus relates or the termination of the registration statement. Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at:

6373 San Ignacio Avenue

San Jose, California 95119

(408) 733-8400

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

10,200,000 Shares

OCZ Technology Group, Inc.

Common Stock

Prospectus Supplement

Stifel Nicolaus Weisel	Needham & Company, LLC

Craig-Hallum Capital Group	Merriman Capital

April 7, 2011